Exhibit 99.1

INTERIM REPORT

For the three and nine months ended March 31, 2026

LuxExperience B.V.

Einsteinring 9

85609 Aschheim/Munich

Germany

INDEX

FINANCIAL RESULTS AND KEY OPERATING METRICS	2
UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	7
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	30
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	53
LEGAL PROCEEDINGS	54
RISK FACTORS	54

Financial Results and Key Operating Metrics

We review a number of operating and financial metrics for our segments, including the following business and non-IFRS metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions.

We present Adjusted EBITDA and Illustrative Adjusted EBITDA and their corresponding margins as a percentage of net sales, because they are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Further, we believe these measures are helpful in highlighting trends in our operating results, because they exclude the impact of non-operational or non-recurring items that are not indicative of ongoing performance.

Adjusted EBITDA and Illustrative Adjusted EBITDA have limitations, because they exclude certain types of expenses. Furthermore, other companies in our industry may calculate similarly titled measures differently than we do, limiting their usefulness as comparative measures.

We use Adjusted EBITDA and Illustrative Adjusted EBITDA, and their corresponding margins, as additional information only. You are encouraged to evaluate each adjustment and the reasons we consider it appropriate for additional analysis.

The following illustrative segment information for Luxury | Mytheresa, Luxury | NAP & MRP and Off-Price | YOOX is presented as if these segments had been included in LuxExperience Group’s management reporting for the three months and nine months ended March 31, 2025. These segments were not presented in the Company’s unaudited quarterly report for the three and nine months ended March 31, 2025 as the YNAP Group was subsequently acquired on April 23, 2025 (the “YNAP Acquisition”), and therefore was not owned by the Company during the prior year comparative period presented. The following segment information should not be viewed as a substitute for LuxExperience Group’s segment reporting. Further, the segment information presented here is not necessarily indicative of LuxExperience Group’s results to be expected for any future periods.

THE OUTNET, which was previously managed and monitored as a separate major line of business within the Off-Price segment, has been classified as a discontinued operation in accordance with IFRS 5 for the three and nine months ended March 31, 2026. Accordingly, financial performance for this period has been excluded from the Off-Price segment and is reported separately within discontinued operations. Further information on THE OUTNET and the related discontinued operations presentation can be found in Note 9 within the notes to the financial statements.

The following table shows our operating and financial metrics for Luxury | Mytheresa segment for the three months and nine months ended March 31, 2025 and 2026. For the periods presented, these figures represent actual results and are not illustrative in nature.

	Three Months Ended				Nine Months Ended
(in millions) (unaudited)	March 31, 2025	March 31, 2026	Change in % / BPs		March 31, 2025	March 31, 2026	Change in % / BPs
Gross Merchandise Value (GMV) (1)	261.3	279.6	7.0%		722.6	794.3	9.9%
Active customer (LTM in thousands) (1), (2)	837	774	(7.5)%		837	774	(7.5)%
Total orders shipped (LTM in thousands) (1), (2)	2,055	1,982	(3.6)%		2,055	1,982	(3.6)%
Average order value (LTM) (2)	753	847	12.5%		753	847	12.5%
Net sales	242.5	256.0	5.6%		667.2	725.1	8.7%
Gross profit	108.5	120.7	11.2%		310.7	348.6	12.2%
Gross profit margin(3)	44.8%	47.1%	240	BPs	46.6%	48.1%	150	BPs
Adjusted EBITDA(4)	9.3	14.1	50.4%		28.4	44.5	56.6%
Adjusted EBITDA margin(3)	3.9%	5.5%	160	BPs	4.3%	6.1%	190	BPs

(1)	Definition of GMV, Active customer and Total orders shipped can be found on page 36.

(2)	Active customers and total orders shipped are calculated based on orders shipped from our sites during the last twelve months (LTM) ended on the last day of the period presented.

(3)	As a percentage of net sales.

(4)	EBITDA and adjusted EBITDA are measures not defined under IFRS. For further information about how we calculate these measures and limitations of its use, see page 36.

The following table illustrates operating and financial metrics for Luxury | NAP & MRP segment for the three and nine months ended March 31, 2025 and 2026. For the three and nine months ended March 31, 2026, these figures represent actual results and for the three and nine months ended March 31, 2025, these figures are illustrative in nature.

	Three Months Ended				Nine Months Ended
(in millions) (unaudited)	March 31, 2025	March 31, 2026	Change in % / BPs		March 31, 2025	March 31, 2026	Change in % / BPs
Gross Merchandise Value (GMV) (1)	276.0	243.4	(11.8)%		823.9	758.6	(7.9)%
Active customer (LTM in thousands) (1), (2)	982	818	(16.7)%		982	818	(16.7)%
Total orders shipped (LTM in thousands) (1), (2)	2,604	2,227	(14.5)%		2,604	2,227	(14.5)%
Average order value (LTM) (2)	802	865	7.9%		802	865	7.9%
Net sales	262.4	231.6	(11.7)%		780.1	721.0	(7.6)%
Gross profit	109.1	112.4	3.0%		349.1	341.0	(2.3)%
Gross profit margin(3)	41.6%	48.5%	700	BPs	44.8%	47.3%	250	BPs
Adjusted EBITDA(4)	(4.5)	(1.1)	(74.9)%		5.1	(13.4)	(364.3)%
Adjusted EBITDA margin(3)	(1.7)%	(0.5)%	120	BPs	0.6%	(1.9)%	(250	) BPs

(1)	Definition of GMV, Active customer and Total orders shipped can be found on page 36.

(2)	Active customers and total orders shipped are calculated based on orders shipped from our sites during the last twelve months (LTM) ended on the last day of the period presented.

(3)	As a percentage of net sales.

(4)	EBITDA and adjusted EBITDA are measures not defined under IFRS. For further information about how we calculate these measures and limitations of its use, see page 36.

The following table illustrates operating and financial metrics for Off-Price | YOOX segment for the three and nine months ended March 31, 2025 and 2026. For the three and nine months ended March 31, 2026, these figures represent actual results and for the three and nine months ended March 31, 2025, these figures are illustrative in nature.

	Three Months Ended				Nine Months Ended
(in millions) (unaudited)	March 31, 2025	March 31, 2026	Change in % / BPs		March 31, 2025	March 31, 2026	Change in % / BPs
Gross Merchandise Value (GMV) (1)	150.0	130.7	(12.9)%		440.2	374.6	(14.9)%
Active customer (LTM in thousands) (1), (2)	1,255	1,064	(15.2)%		1,255	1,064	(15.2)%
Total orders shipped (LTM in thousands) (1), (2)	3,403	2,837	(16.6)%		3,403	2,837	(16.6)%
Average order value (LTM) (2)	243	247	1.7%		243	247	1.7%
Net sales	147.5	130.7	(11.4)%		424.9	374.6	(11.9)%
Gross profit	46.2	49.0	6.1%		154.7	145.7	(5.8)%
Gross profit margin(3)	31.3%	37.5%	620	BPs	36.4%	38.9%	250	BPs
Adjusted EBITDA(4)	(25.6)	(7.2)	(71.7)%		(55.3)	(33.8)	(38.9)%
Adjusted EBITDA margin(3)	(17.3)%	(5.5)%	1,180	BPs	(13.0)%	(9.0)%	400	BPs

(1)	Definition of GMV, Active customer and Total orders shipped can be found on page 36.

(2)	Active customers and total orders shipped are calculated based on orders shipped from our sites during the last twelve months (LTM) ended on the last day of the period presented.

(3)	As a percentage of net sales.

(4)	EBITDA and adjusted EBITDA are measures not defined under IFRS. For further information about how we calculate these measures and limitations of its use, see page 36.

The following tables include comparative illustrative segment information for the three and nine months ended March 31, 2025. For the three and nine months ended March 31, 2025, the amounts reflect actual results for the Luxury | Mytheresa segment and illustrative information for the Luxury | NAP & MRP and Off-Price | YOOX segments. The Luxury | NAP & MRP and Off-Price | YOOX information is presented for illustrative purposes as the YNAP Acquisition closed on April 23, 2025, subsequent to the periods presented, and accordingly these segments were not owned by the Company during such periods.

	Three months ended March 31, 2025
	Luxury	Luxury NAP	Off-Price	Total Segments
(in € millions) (unaudited)	Mytheresa	&MRP(6)	YOOX	excl. Other	Other(3)	Aggregated
Net sales	242.5	262.4	147.5	652.4	36.9	689.3
Cost of sales, exclusive of depreciation and amortization	(134.0)	(153.3)	(101.3)	(388.6)	(39.3)	(427.9)
Gross profit	108.5	109.1	46.2	263.8	(2.3)	261.4
Shipping and payment cost	(36.6)	(30.5)	(22.0)	(89.2)	(2.0)	(91.2)
Marketing expenses	(26.5)	(20.7)	(7.6)	(54.8)	(0.5)	(55.2)
Selling, general and administrative expenses	(34.0)	(56.0)	(37.1)	(127.1)	(6.1)	(133.2)
Other income (expense), net	(2.0)	(6.4)	(5.0)	(13.4)	2.8	(10.6)
Segment EBITDA	9.3	(4.5)	(25.6)	(20.7)	(8.1)	(28.8)

	Nine months ended March 31, 2025
	Luxury	Luxury NAP	Off-Price	Total Segments
(in € millions) (unaudited)	Mytheresa	&MRP(6)	YOOX	excl. Other	Other(3)	Aggregated
Net sales	667.2	780.1	424.9	1,872.3	130.9	2,003.1
Cost of sales, exclusive of depreciation and amortization	(356.5)	(431.0)	(270.2)	(1,057.7)	(124.8)	(1,182.5)
Gross profit	310.7	349.1	154.7	814.6	6.0	820.6
Shipping and payment cost	(99.6)	(96.0)	(67.9)	(263.5)	(10.7)	(274.2)
Marketing expenses	(81.6)	(63.4)	(27.2)	(172.2)	(4.2)	(176.4)
Selling, general and administrative expenses	(98.1)	(179.8)	(111.0)	(389.0)	(25.1)	(414.1)
Other income (expense), net	(2.9)	(4.9)	(3.9)	(11.8)	6.9	(4.9)
Segment EBITDA	28.4	5.1	(55.3)	(21.8)	(27.1)	(48.9)

The following tables include comparative segment information for the three and nine months ended March 31, 2026.

	Three months ended March 31, 2026
	Luxury	Luxury NAP	Off-Price	Total Segments		Reconciliation
(in € millions) (unaudited)	Mytheresa	& MRP	YOOX	excl. Other	Other (3)	(1)(2)(4)(5)	Consolidated
Net sales	256.0	231.6	130.7	618.4	0.1	-	618.5
Cost of sales, exclusive of depreciation and amortization	(135.3)	(119.2)	(81.7)	(336.3)	(0.9)	-	(337.1)
Gross profit	120.7	112.4	49.0	282.1	(0.8)	-	281.3
Shipping and payment cost (1)	(46.1)	(35.5)	(21.0)	(102.7)	-	(0.2)	(102.9)
Marketing expenses	(27.0)	(24.5)	(7.9)	(59.4)	-	-	(59.4)
Selling, general and administrative expenses (1), (2)	(34.1)	(57.0)	(28.7)	(119.9)	-	(11.3)	(131.2)
Other income (expense), net (1), (5)	0.7	3.5	1.5	5.6	-	(4.4)	1.2
Segment EBITDA	14.1	(1.1)	(7.2)	5.7	(0.8)	(16.0)	(11.0)

	Nine months ended March 31, 2026
	Luxury	Luxury NAP	Off-Price	Total Segments		Reconciliation
(in € millions) (unaudited)	Mytheresa	& MRP	YOOX	excl. Other	Other (3)	(1)(2)(4)(5)	Consolidated
Net sales	725.1	721.0	374.6	1,820.6	21.1	(2.9)	1,838.9
Cost of sales, exclusive of depreciation and amortization	(376.5)	(380.0)	(228.9)	(985.3)	(15.6)	2.9	(998.1)
Gross profit	348.6	341.0	145.7	835.3	5.5	-	840.8
Shipping and payment cost (1)	(123.4)	(102.7)	(58.1)	(284.2)	(2.0)	(3.9)	(290.1)
Marketing expenses	(84.0)	(64.7)	(22.5)	(171.3)	-	-	(171.3)
Selling, general and administrative expenses (1), (2)	(97.1)	(185.1)	(97.3)	(379.6)	(1.5)	(69.4)	(450.5)
Other income (expense), net (1), (5)	0.4	(1.8)	(1.6)	(2.9)	0.9	(6.9)	(9.0)
Segment EBITDA	44.5	(13.4)	(33.8)	(2.7)	2.8	(80.2)	(80.1)

(1)	Other transaction-related, certain legal and other expenses include professional fees (including advisory and accounting fees) related to potential transactions, as well as certain legal and other expenses incurred outside the ordinary course of business. For the three and nine months ended March 31, 2026, expenses of €6,607 thousand and €59,909 thousand, respectively, were incurred and are reflected in the reconciliation column. These amounts have been excluded from Segment EBITDA and primarily impact Shipping and payment costs, Selling, general and administrative expenses, and Other income (expense), net.

(2)	Certain members of management and supervisory board members have been granted share-based compensation for which the related expense is recognized over the applicable vesting periods. Management adjusts Segment EBITDA to exclude share-based compensation expense, as it is not considered indicative of the Group’s underlying operating performance. For the three and nine months ended March 31, 2026, share-based compensation expense amounted to €4,950 thousand and €11,954 thousand, respectively, and is reflected in the reconciliation column, primarily within Selling, general and administrative expenses.

(3)	Represents Online Flagship Stores (“OFS”) and Feng-Mao (“FM”) businesses being wound down.

(4)	During the three and nine months ended March 31, 2026, intercompany sales of €0 and €2,858 thousand, respectively, were included in Net sales, with corresponding amounts included in Cost of sales, exclusive of depreciation and amortization. As these intercompany transactions are eliminated on consolidation, the related amounts are reflected in the reconciliation column.

(5)	Includes foreign exchange gains and losses arising on intercompany balances, recorded in Other income (expense), net. These amounts are excluded from Segment EBITDA, as they reflect increased foreign exchange volatility on intra-group cash balances. The adjustment represents a foreign exchange loss of €4,404 thousand for the three months ended March 31, 2026 and a foreign exchange loss of €8,318 thousand for the nine months ended March 31, 2026.

(6)

For the prior comparative periods, the results for the Luxury | NAP & MRP segment for the three and nine months ended March 31, 2025 exclude the impact of €25.9 million and €35.0 million inventory write-up adjustments recognized prior to the YNAP Acquisition, which, if included, would have reduced cost of sales and increased segment EBITDA by these amounts, respectively.

The following tables set forth the reconciliations of net loss from continuing operations to EBITDA to adjusted EBITDA, and their corresponding margins as a percentage of net sales.

	Three Months Ended March 31,				Nine Months Ended March 31,
(in millions) (unaudited)	2025	2026	Change in %		2025	2026	Change in %
Net loss from continuing operations	(5.5)	(31.2)	467%		(33.7)	(131.7)	291%
Finance (income) costs, net	1.0	0.0	(96)%		4.1	3.5	(15)%
Income tax expense (benefit)	(0.9)	1.4	(258)%		(8.4)	4.4	(152)%
Depreciation, amortization and impairment losses	3.9	18.7	381%		14.9	43.8	194%
EBITDA	(1.5)	(11.0)	632%		(23.1)	(80.1)	247%
Other transaction-related, certain legal and other expenses(1)	7.4	6.6	(11)%		38.3	59.9	56%
Share-based compensation(2)	3.5	4.9	41%		13.2	12.0	(9)%
Foreign exchange (gains) losses (3)	—	4.4	N/A		-	8.3	N/A
Adjusted EBITDA	9.3	5.0	(46)%		28.4	0.1	(100)%
Reconciliation to Adjusted EBITDA Margin
Net sales	242.5	618.5	155%		667.2	1,838.9	176%
Adjusted EBITDA margin	3.9%	0.8%	(300	) BPs	4.3%	0.0%	(430	) BPs

(1)	Includes Other transaction-related, certain legal and other expenses including (i) professional fees, including advisory and accounting fees, related to potential transactions, (ii) certain legal and other expenses incurred outside the ordinary course of our business, and (iii) other non-recurring expenses incurred in connection with the costs of closing distribution centers.

(2)	Share-based compensation includes expenses related to share-based compensation grants made to certain members of our management and Supervisory Board for which the share-based compensation expense will be recognized upon defined vesting schedules in the future periods. Our methodology to adjust for share-based compensation and subsequently calculate Adjusted EBITDA includes both share-based compensation expense connected to the IPO and share-based compensation expense recognized in connection with grants under the LTI for the LuxExperience Group’s key management members as well as share-based compensation expense due to Supervisory Board Members Plan. We do not consider share-based compensation expense to be indicative of our core operating performance. This adjustment impacts sales, general and administrative expenses.

(3)	Includes foreign exchange gains and losses arising on intercompany balances. This adjustment impacts Other income (expense), net.

LUXEXPERIENCE B.V. – UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

Unaudited Condensed Consolidated Statements of Loss and Comprehensive Loss

(Amounts in € thousands, except share and per share data)

		Three Months Ended		Nine Months Ended
		March 31,		March 31,
(in € thousands)	Note	2025	2026	2025	2026
Net sales	7,8	242,508	618,469	667,194	1,838,890
Cost of sales, exclusive of depreciation and amortization	10	(133,976)	(337,139)	(356,443)	(998,102)
Gross profit		108,532	281,330	310,751	840,788
Shipping and payment cost		(36,613)	(102,929)	(99,671)	(290,115)
Marketing expenses		(26,525)	(59,448)	(81,594)	(171,252)
Selling, general and administrative expenses		(44,890)	(131,159)	(149,628)	(450,483)
Depreciation, amortization and impairment losses		(3,892)	(18,743)	(14,949)	(43,838)
Other income (expense), net		(2,035)	1,222	(2,916)	(8,995)
Operating loss		(5,422)	(29,727)	(38,006)	(123,896)
Finance costs	11	(969)	(3,411)	(4,143)	(10,240)
Finance income	11	-	3,370	-	6,739
Finance costs, net		(969)	(40)	(4,143)	(3,501)
Loss before income taxes		(6,391)	(29,768)	(42,149)	(127,396)
Income tax (expense) benefit	12	898	(1,425)	8,445	(4,352)
Net loss from continuing operations		(5,493)	(31,193)	(33,704)	(131,749)
Loss from discontinued operations net of tax	9	-	(4,217)	-	(9,597)
Net loss		(5,493)	(35,410)	(33,704)	(141,345)
Cash Flow Hedge		2,807	(2,121)	(371)	(6,962)
Income Taxes related to Cash Flow Hedge		(783)	592	104	1,943
Foreign currency translation		21	4,140	39	10,373
Other comprehensive income (loss)		2,044	2,611	(229)	5,354
Comprehensive loss		(3,449)	(32,799)	(33,933)	(135,991)

Basic & diluted earnings per share, € - continuing operations		(0.06)	(0.22)	(0.39)	(0.94)
Basic & diluted earnings per share, € - discontinued operations		(0.00)	(0.03)	(0.00)	(0.07)
Basic & diluted earnings per share, € - total		(0.06)	(0.25)	(0.39)	(1.01)
Weighted average ordinary shares outstanding (basic and diluted) – in millions (1)		87.4	140.3	87.3	140.0

(1)	In accordance with IAS 33, includes contingently issuable shares that are fully vested and can be converted at any time for no consideration. For further details, refer to note 14.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Unaudited Condensed Consolidated Statements of Financial Position

(Amounts in € thousands)

(in € thousands)	Note	June 30, 2025	March 31, 2026
Assets
Non-current assets
Intangible assets and goodwill		156,731	155,928
Property and equipment		55,901	52,002
Right-of-use assets		201,131	177,207
Deferred tax assets		1,683	1,215
Non-current financial assets	16	—	125,000
Other non-current assets	13	11,878	20,964
Total non-current assets		427,323	532,315
Current assets
Inventories		1,019,539	997,732
Trade and other receivables		96,676	46,359
Other assets	13	134,766	159,361
Cash and cash equivalents		603,593	311,096
Assets classified as held for sale	9	—	21,496
Total current assets		1,854,574	1,536,045
Total assets		2,281,897	2,068,359

Shareholders’ equity and liabilities
Subscribed capital		2	2
Capital reserve	14	912,039	926,357
Retained earnings		457,192	315,847
Accumulated other comprehensive income (losses)		(4,469)	885
Total shareholders’ equity		1,364,764	1,243,092

Non-current liabilities
Provisions		4,484	5,306
Lease liabilities		176,718	158,693
Deferred income tax liabilities		11	416
Other non-current liabilities		364	324
Total non-current liabilities		181,578	164,739
Current liabilities
Liabilities to banks		10,000	-
Tax liabilities		2,764	1,978
Lease liabilities		32,085	33,207
Contract liabilities		49,343	52,293
Trade and other payables		285,722	212,071
Other current liabilities	15	346,835	351,885
Current provisions		8,807	9,094
Total current liabilities		735,555	660,529
Total liabilities		917,133	825,268
Total shareholders’ equity and liabilities		2,281,897	2,068,359

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Unaudited Condensed Consolidated Statements of Changes in Equity

(Amounts in € thousands)

				Retained		Foreign
				Earnings		currency	Total
		Subscribed	Capital	(Accumulated	Hedging	translation	shareholders’
(in € thousands)	Note	capital	reserve	deficit)	reserve	reserve	equity
Balance as of July 1, 2024		1	546,913	(112,767)	—	1,496	435,643
Net loss		—	—	(33,704)	—	—	(33,704)
Other comprehensive loss		—	—	—	(268)	39	(229)
Comprehensive loss		—	—	(33,704)	(268)	39	(33,933)
Exercise of share options	14	—	1,148	—	—	—	1,148
Reclassification due to cash settlement of share-based compensation	14	—	(66)	—	—	—	(66)
Share-based compensation	14	—	13,155	—	—	—	13,155
Balance as of March 31, 2025		1	561,150	(146,471)	(268)	1,535	415,948

Balance as of July 1, 2025		2	912,039	457,192	—	(4,469)	1,364,764
Net loss		—	—	(141,345)	—	—	(141,345)
Other comprehensive loss		—	—	—	(5,019)	10,373	5,354
Comprehensive loss		—	—	(141,345)	(5,019)	10,373	(135,991)
Exercise of share options	14	—	2,586	—	—	—	2,586
Reclassification due to cash settlement of share-based compensation	14	—	(222)	—	—	—	(222)
Share-based compensation	14	—	11,954	—	—	—	11,954
Balance as of March 31, 2026		2	926,357	315,847	(5,019)	5,904	1,243,092

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Unaudited Condensed Consolidated Statements of Cash Flows

(Amounts in € thousands)

		Nine months ended March 31,
(in € thousands)	Note	2025	2026
Net Loss		(33,704)	(141,345)
Adjustments for
Depreciation, amortization, impairment losses and asset disposals		14,949	44,090
Finance costs, net	11	4,143	3,501
Share-based compensation	14	13,155	11,954
Income tax (benefit) expense		(8,445)	4,352
Change in operating assets and liabilities
(Increase) decrease in inventories		(2,188)	6,241
(Increase) decrease in trade and other receivables		(1,964)	50,394
(Increase) decrease in other assets		3,084	(36,470)
Increase in other liabilities		20,757	345
Increase in contract liabilities		3,907	2,761
(Decrease) in trade and other payables		(15,600)	(68,126)
Income taxes (paid) received		(11,975)	459
Interest received	11	-	3,956
Net cash used in operating activities		(13,881)	(117,888)
Expenditure for property, equipment and intangible assets		(2,261)	(6,684)
Interest received from investments		-	1,227
Investment in fixed income securities		-	(125,000)
Net cash used in investing activities		(2,261)	(130,456)
Interest paid	11	(3,993)	(8,586)
Proceeds from (repayments of) borrowings		25,000	(10,000)
Lease payments	11	(6,882)	(29,930)
Proceeds from exercise of option awards	14	1,148	2,586
Cash settlement of share-based compensation	14	(66)	(222)
Net cash inflow (outflow) from financing activities		15,208	(46,152)
Net decrease in cash and cash equivalents		(934)	(294,496)
Cash and cash equivalents at the beginning of the period		15,107	603,593
Effects of exchange rate changes on cash and cash equivalents		68	2,000
Cash and cash equivalents at end of the period		14,240	311,096

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

1.	Corporate Information

LuxExperience B.V. (the “Company”, together with its subsidiaries, “LuxExperience Group”; until April 30, 2025, MYT Netherlands Parent B.V.) is a private company with limited liability, incorporated by MYT Holding LLC under the laws of the Netherlands on May 31, 2019. The statutory seat of the Company is in Amsterdam, the Netherlands. The registered office address of the Company is at Einsteinring 9, 85609 Aschheim, Germany. The Company is registered at the trade register of the German Chamber of Commerce under number 261084.

The Company is an operating holding company. Through its subsidiary Mytheresa Group GmbH (“MGG”), LuxExperience Group operates the digital platform Mytheresa for the global luxury fashion consumer, in addition to its two retail stores in Munich, dedicated to womenswear and menswear. Mytheresa provides customers with a highly curated selection of products, access to exclusive capsule collections, in-house produced content, and a personalized, memorable shopping experience.

On April 23, 2025, the Company acquired 100% shares of YOOX Net-A-Porter Group S.p.A. (“YNAP”) (together with its subsidiaries, “YNAP Group”), pursuant to a Share Purchase Agreement (“SPA”) that was entered into on October 7, 2024 (the “Transaction”). YNAP is an online luxury and fashion retailer, with a distinctive offering including multi-brand in-season online luxury stores NET-A-PORTER and MR PORTER, and multi-brand off-season off-price online stores YOOX and THE OUTNET.

On October 31, 2025, LuxExperience announced that it has entered into a binding agreement with The O Group LLC (which has been renamed The Outnet Operations US, LLC) to sell the set of assets powering THE OUTNET platform. The closing of the transaction occurred on April 30, 2026. Refer to Note 9 - Discontinued Operations for further details.

As of March 31, 2026, 47.5% of the shares of the Company were held by MYT Holding LLC, USA, and 35.6% of the shares of the Company were held by Richemont Italia Holding S.p.A., Italia, a subsidiary of Compagnie Financière Richemont SA. In management’s judgement, the ultimate controlling party of LuxExperience Group as of March 31, 2026, is MYT Ultimate Parent LLC, USA.

The interim condensed consolidated financial statements of LuxExperience Group were authorized for issue by the Management Board on May 19, 2026.

2.	Basis of preparation

These interim condensed consolidated financial statements as of and for the three months and nine months ended March 31, 2025 and 2026 were prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’, as issued by the International Accounting Standards Board (“IASB”). The interim condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for the year ended June 30, 2025, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB, taking into account the recommendations of the International Financial Reporting Standards Interpretations Committee (“IFRIC”).

LuxExperience Group’s fiscal year ends June 30. All intercompany transactions are eliminated during the preparation of the interim condensed consolidated financial statements.

As a result of the Company’s acquisition of YNAP in April 2025, the interim condensed consolidated financial statements for the three months and nine months ended March 31, 2026, include the results and financial position of the acquired business. Accordingly, the amounts presented for the three and nine months ended March 31, 2025, in the comparative statements of loss and comprehensive loss, statements of changes in equity and statements of cash flows, do not reflect the operations of the acquired business and are therefore not directly comparable. Further details of the business combination are provided in Note 6 – Business Combinations.

The interim condensed consolidated financial statements are prepared under the assumption that the business will continue as a going concern. Management believes that LuxExperience Group has adequate resources to continue operations for the foreseeable future.

3.	Functional and presentation currency

The interim condensed consolidated financial statements have been prepared on a historical cost basis, unless otherwise stated. The interim condensed consolidated financial statements are presented in Euro (“€”), which is LuxExperience Group’s functional currency. All amounts are rounded to the nearest thousands, except when otherwise indicated. Due to rounding, differences may arise when individual amounts or percentages are added together.

4.	Material accounting policies

The accounting policies applied by LuxExperience Group in these interim condensed consolidated financial statements are consistent with those applied in the Group’s consolidated financial statements for fiscal year 2025, except for (i) the classification and presentation of THE OUTNET disposal group as held for sale and discontinued operations in accordance with IFRS 5 Non - current Assets Held for Sale and Discontinued Operations (see Note 9 - Discontinued Operations) and (ii) the recognition, classification and measurement of certain treasury investments accounted for under IFRS 9 Financial Instruments (see Note 16 – Treasury Investments).

5.	Critical accounting judgments and key estimates and assumptions

The preparation of LuxExperience Group’s interim condensed consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of net sales, expenses, assets and liabilities, and the accompanying note disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. The estimates and underlying assumptions are subject to continuous review.

In preparing the interim condensed consolidated financial statements, the significant judgments made by management in applying LuxExperience Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for fiscal year 2025.

6.	Business Combinations

As disclosed in Note 1 - Corporate Information, on April 23, 2025, the Company acquired 100% of the shares of YOOX Net-A-Porter Group S.p.A. (“YNAP” or the “YNAP Group”) from Richemont Italia Holding S.p.A. (“Richemont”) and thereby obtained control of the YNAP Group.

The total consideration transferred amounted to €330.2 million. This was comprised of the issuance of 49,741,342 ordinary shares with a fair value of €345.6 million, based on the closing share price of €6.95 ($7.93) as of April 23, 2025, offset by a €15.3 million receivable from Richemont based on a provisional assessment of the net financial position at closing.

In the consolidated financial statements in the Company’s Annual Report on Form 20-F for the year ended June 30, 2025, the YNAP acquisition was accounted for in accordance with IFRS 3 Business Combinations. The identifiable net assets acquired were initially measured at their fair values as of the acquisition date. As the fair value of the identifiable net assets acquired exceeded the consideration transferred, a gain on bargain purchase of €623.5 million was recognized in the consolidated statements of profit or loss and comprehensive income or loss in the Company’s Annual Report on Form 20-F for the year ended June 30, 2025.

The gain on bargain purchase arose primarily because the consideration transferred was based on the market value of the Company’s shares at the acquisition date, which was lower than the fair value of YNAP’s identifiable net assets. In accordance with IFRS 3, the Group performed a comprehensive reassessment of the assets acquired and liabilities assumed to confirm the appropriateness of their recognition and measurement.

7.	Segment information

In line with the management approach, the operating segments were identified on the basis of LuxExperience Group’s internal reporting and how our chief operating decision maker (CODM) assesses the performance of the business. LuxExperience Group collectively identifies its Chief Executive Officer and Chief Financial Officer as the CODM.

Pre-acquisition of YNAP

Prior to the acquisition of YNAP on April 23, 2025, LuxExperience Group reported two operating segments:

•	Online operations, primarily represented by the Mytheresa online platform, and

•	Retail stores, comprised of the two retail stores in Munich, Germany

Post-acquisition of  YNAP and reporting changes

Following the YNAP Acquisition and updates to the monthly management reporting effective May 2025, the Company revised its segment reporting structure to accurately reflect how the CODM now monitors the Group’s business.

The CODM remains the Chief Executive Officer and Chief Financial Officer, who collectively allocate resources and assess performance across operating segments. The expanded LuxExperience Group operates five online brands – Mytheresa, Net-A-Porter (NAP), Mr Porter (MRP), YOOX, and THE OUTNET (TON) – as well as the two retail stores in Munich which are now included within the Luxury | Mytheresa segment.

On October 31, 2025, LuxExperience announced that it has entered into a binding agreement with The O Group LLC to sell the set of assets powering THE OUTNET platform. The assets of the disposal group have been classified as held for sale, and the results of operations have been presented as discontinued operations in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. THE OUTNET, which was previously managed and monitored as a separate major line of business within the Off-Price segment, has therefore been removed from the Off-Price segment for the three and nine months ended March 31, 2026, and its results are presented separately within discontinued operations. The results of THE OUTNET were previously included in the Off-Price segment in the annual consolidated financial statements and notes included in the Company’s Annual Report on Form 20-F for the year ended June 30, 2025. Further information on THE OUTNET and the discontinued operations presentation can be found in Note 9 within the notes to the financial statements.

Accordingly, the Group has identified the following three operating segments, which represent components of the business whose operating results are regularly reviewed by the CODM for resource allocation and performance assessment purposes:

•	Luxury | Mytheresa, represents Mytheresa business including the Mytheresa online platform and the two retail stores in Munich,

•	Luxury | NAP & MRP comprises the in-season luxury online brands Net-A-Porter and Mr Porter,

•	Off-Price, represents the off-season luxury brand YOOX

Segment EBITDA is used to measure performance, because management believes that this information is the most relevant in evaluating the respective segments relative to other entities that operate in the retail business.

Segment EBITDA is defined as operating income excluding depreciation, amortization and impairment losses.

Assets are not allocated to the different business segments for internal reporting purposes.

The following is a reconciliation of the Company’s segment EBITDA to consolidated net loss from the previous operating segments online operations and the two retail stores to the newly combined operating segment Luxury | Mytheresa for the three and nine months ended March 31, 2025:

	Three months ended March 31, 2025 (restated) (3)
		Retail	Corporate	Luxury		IFRS
(in € thousands) (unaudited)	Online	Stores	Costs (1) (3)	Mytheresa	Adjustment (2)	consolidated
Net Sales	239,363	3,145	—	242,508	—	242,508
Segment EBITDA	13,844	712	(5,205)	9,351	(10,880)	(1,531)
Depreciation, amortization and impairment losses						(3,892)
Finance income (costs), net						(969)
Income tax benefit						898
Net loss from continuing operations						(5,493)

	Nine months ended March 31, 2025 (restated) (3)
		Retail	Corporate	Luxury		IFRS
(in € thousands) (unaudited)	Online	Stores	Costs (1) (3)	Mytheresa	Adjustment (2)	consolidated
Net Sales	656,290	10,904	—	667,194	—	667,194
Segment EBITDA	39,640	3,172	(14,365)	28,447	(51,505)	(23,058)
Depreciation, amortization and impairment losses						(14,949)
Finance income (costs), net						(4,143)
Income tax benefit						8,445
Net loss from continuing operations						(33,704)

(1)	During the three and nine months ended March 31, 2025, there were €5,205 thousand and €14,365 thousand in corporate administrative expenses that were not assigned to either the online operations or the retail stores.

(2)	Additionally, during the three and nine months ended March 31, 2025, there were €7,367 thousand and €38,350 thousand in expenses related to Other transaction-related, certain legal and other expenses. Share-based compensation expenses amount to €3,513 thousand and €13,155 thousand during the respective periods.

(3)	For the three and nine months ended March 31, 2025, corporate costs were not allocated to any segment. Starting with the annual report for fiscal year 2025, and driven by the YNAP Acquisition and the resulting changes in the Group structure, management now allocates corporate costs to the respective segments. The impact of this change for the three months and nine months ended March 31, 2025 is presented in the “Corporate costs” column in the table above.

The following is a reconciliation of the Company’s segment EBITDA to consolidated net loss from the operating segments Luxury | Mytheresa, Luxury NAP & MRP, Off-Price YOOX and Other for the three and nine months ended March 31, 2026:

	Three months ended March 31, 2026
	Luxury	Luxury NAP	Off-Price
(in € thousands) (unaudited)	Mytheresa	& MRP	YOOX	Other (3)	Reconciliation(1)(2)(4)(5)	Consolidated
Net sales	256,028	231,636	130,691	113	-	618,469
Segment EBITDA	14,061	(1,131)	(7,223)	(730)	(15,960)	(10,984)
Depreciation, amortization and impairment losses						(18,743)
Finance income (costs), net						(40)
Income tax expense						(1,425)
Net loss from continuing operations						(31,193)

	Nine months ended March 31, 2026
	Luxury	Luxury NAP	Off-Price
(in € thousands) (unaudited)	Mytheresa	& MRP	YOOX	Other (3)	Reconciliation(1)(2)(4)(5)	Consolidated
Net sales	725,080	720,971	374,567	21,129	(2,858)	1,838,890
Segment EBITDA	44,516	(13,366)	(33,805)	2,779	(80,181)	(80,058)
Depreciation, amortization and impairment losses						(43,838)
Finance income (costs), net						(3,501)
Income tax expense						(4,352)
Net loss from continuing operations						(131,749)

(1)	Other transaction-related, certain legal and other expenses include professional fees (including advisory and accounting fees) related to potential transactions, as well as certain legal and other expenses incurred outside the ordinary course of business. For the three and nine months ended March 31, 2026, expenses of €6,607 thousand and €59,909 thousand, respectively, were incurred and are reflected in the reconciliation column. These amounts have been excluded from Segment EBITDA and primarily impact Shipping and payment costs, Selling, general and administrative expenses, and Other income (expense), net.

(2)	Certain members of management and supervisory board members have been granted share-based compensation for which the related expense is recognized over the applicable vesting periods. Management adjusts Segment EBITDA to exclude share-based compensation expense, as it is not considered indicative of the Group’s underlying operating performance. For the three and nine months ended March 31, 2026, share-based compensation expense amounted to €4,950 thousand and €11,954 thousand, respectively, and is reflected in the reconciliation column, primarily within Selling, general and administrative expenses.

(3)	Represents Online Flagship Stores (“OFS”) and Feng-Mao (“FM”) businesses being wound down.

(4)	During the three and nine months ended March 31, 2026, intercompany sales of €0 and €2,858 thousand, respectively, were included in Net sales, with corresponding amounts included in Cost of sales, exclusive of depreciation and amortization. As these intercompany transactions are eliminated on consolidation, the related amounts are reflected in the reconciliation column.

(5)	Includes foreign exchange gains and losses arising on intercompany positions, recorded in Other income (expense), net. These amounts are excluded from Segment EBITDA, as they reflect increased foreign exchange volatility on intra-group balances. The adjustment represents a foreign exchange loss of €4,404 thousand for the three months ended March 31, 2026 and a foreign exchange loss of €8,318 thousand for the nine months ended March 31, 2026.

8.	Net Sales and geographic information

LuxExperience Group earns revenues worldwide through its online operations, while all revenue associated with the retail stores is earned in Germany. Geographic location of online revenue is determined based on the location of delivery. LuxExperience Group generates revenue from the sale of merchandise shipped to customers, from commission for the rendering of services in connection with the Curated Platform Model (CPM) and certain Online Flagship Stores as well as from retail media revenues.

The following table provides LuxExperience Group’s net sales by geographic location:

	For the three months ended March 31,
(in € thousands)	2025		2026
Germany	31,429	13.0%	51,670	8.4%
United States	54,589	22.5%	211,169	34.1%
United Kingdom	19,449	8.0%	72,707	11.8%
Europe (excluding Germany and the United Kingdom) (1)	79,494	32.8%	172,469	27.9%
Rest of the world	57,547	23.7%	110,454	17.9%
	242,508	100.0%	618,469	100.0%

	For the nine months ended March 31,
(in € thousands)	2025		2026
Germany	90,668	13.6%	155,144	8.4%
United States	141,614	21.2%	599,049	32.6%
United Kingdom	52,799	7.9%	214,231	11.7%
Europe (excluding Germany and the United Kingdom) (1)	224,975	33.7%	525,810	28.6%
Rest of the world	157,138	23.6%	344,657	18.7%
	667,194	100.0%	1,838,890	100.0%

(1)	No individual country other than the United States and United Kingdom accounted for more than 10% of net sales during the three and nine months ended March 31, 2026.

Substantially all amounts classified within net sales are derived from the sale of luxury and fashion goods as well as the rendering of services. Net sales related to rendering of services is below 10% of total net sales and is therefore not separately disclosed. No single customer accounted for more than 10% of LuxExperience Group’s net sales in any of the periods presented.

Application of hedge accounting resulted in a €1,182 thousand and €1,935 thousand decrease in sales for three and nine months ended March 31, 2025, respectively. For the three and nine months ended March 31, 2026, the application of hedge accounting resulted in a decrease in sales of €944 thousand and €1,169 thousand respectively.

9.	Discontinued Operations

During the nine months ended March 31, 2026, we commenced a strategic evaluation of a potential divestiture involving a discontinued operation of the Off-Price | YOOX Segment, THE OUTNET, which was acquired in connection with the YNAP Acquisition on April 23, 2025. THE OUTNET was identified during the post-acquisition integration process as non-core to our long-term strategic objectives.

On September 15, 2025, the Company received a binding offer from The O Group LLC (which has been renamed The Outnet Operations US, LLC) to purchase a defined group of assets associated with THE OUTNET. On October 31, 2025, LuxExperience announced that it has entered into a binding agreement with The O Group LLC to sell the set of assets powering THE OUTNET platform, including the relevant brand rights, customer data, inventory and the required workforce in the United States and the United Kingdom in exchange for cash consideration. The Company expects the final cash proceeds from the transaction, after working capital adjustments, to be approximately €11.6 million (USD / EUR exchange rate applied was 1.17.)

The closing of the transaction occurred on April 30, 2026. The final consideration amount is subject to working capital adjustments.

The disposal group previously included the lease of a distribution center located in Clifton, New Jersey, which the Company had expected to assign as part of the transaction. As of March 31, 2026, the Group no longer expected the lease to be assigned and instead expected to enter into a sublease agreement. As a result, the related right-of-use asset and lease liability were no longer included in the disposal group and therefore were not classified as held for sale.

As of March 31, 2026, the right-of-use asset amounted to €10,320 thousand and the lease liability amounted to €14,646 thousand, of which €3,000 thousand was current and €11,646 thousand was non-current. Depreciation, amortization and impairment losses related to the right-of-use asset of €5,093 thousand and finance costs related to the lease liability of €223 thousand were recognized within continuing operations for the three months ended March 31, 2026. For the nine months ended March 31, 2026, depreciation, amortization and impairment losses related to the right-of-use asset of €5,923 thousand and finance costs related to the lease liability of €711 thousand were recognized within continuing operations.

On May 18, 2026, the Group entered into a sublease agreement for the distribution center located in Clifton, New Jersey. Refer to Note 19 – Events After Reporting Period for further details.

As of each reporting period end during the fiscal year, including September 30, 2025, December 31, 2025, and March 31, 2026, management determined that the sale of the defined group of assets associated with THE OUTNET was highly probable. Therefore, the assets of the disposal group have been classified as held for sale, and the results of operations have been presented as discontinued operations for the respective periods in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.

The major classes of assets classified as held for sale as of March 31, 2026, relating to THE OUTNET, are presented below. The disposal group comprises the following assets, which were sold to The O Group on April 30, 2026.

As of
(in € thousands)	March 31, 2026
Inventory	17,848
Right of return assets	3,648
Property, plant and equipment	—
Intangible assets	—
Assets held for sale	21,496

The results of THE OUTNET have been presented as discontinued operations in the condensed consolidated statements of loss and comprehensive loss, for the three and nine months ended March 31, 2026. Comparative information has not been provided as THE OUTNET was acquired in connection with the YNAP Acquisition, and was therefore not owned or consolidated by the Company in the prior-year comparative periods presented. The components of the loss from discontinued operations related to THE OUTNET for the three and nine months ended March 31, 2026 were as follows:

Three Months Ended
(in € thousands)	March 31, 2026
Net sales	58,773
Cost of sales, exclusive of depreciation and amortization	(34,925)
Gross profit	23,848
Shipping and payment cost	(10,243)
Marketing expenses	(2,556)
Selling, general and administrative expenses	(16,956)
Depreciation, amortization and impairment losses	—
Other income (loss), net	1,690
Operating loss	(4,217)
Finance income (costs), net	—
Loss before income taxes	(4,217)
Income tax (expense) benefit	—
Net loss from discontinued operations	(4,217)

Nine Months Ended
(in € thousands)	March 31, 2026
Net sales	157,043
Cost of sales, exclusive of depreciation and amortization	(93,407)
Gross profit	63,636
Shipping and payment cost	(27,360)
Marketing expenses	(7,110)
Selling, general and administrative expenses	(40,453)
Depreciation, amortization and impairment losses	—
Other income (loss), net	1,690
Operating loss	(9,597)
Finance income (costs), net	—
Loss before income taxes	(9,597)
Income tax (expense) benefit	—
Net loss from discontinued operations	(9,597)

For the three and nine months ended March 31, 2026, of the €34,925 thousand and €93,407 thousand cost of sales, exclusive of depreciation and amortization for the disposal group, €224 thousand and €11,650 thousand relates to inventory write-downs arising from the measurement of the disposal group in accordance with IFRS 5, which requires inventory to be stated at fair value less costs to sell.

Basic and diluted earnings per share for continuing and discontinued operations are presented on the face of the condensed consolidated statements of loss and comprehensive loss.

The following table shows a summary of cash flow information for the nine months ended March 31, 2026 of the discontinued operation:

Nine Months Ended
(in € thousands)	March 31, 2026
Consolidated Statement of Cash Flow Data:
Net cash outflow from operating activities	(8,262)
Net cash outflow from investing activities	—
Net cash change from financing activities	—

10.	Cost of sales, exclusive of depreciation and amortization

The following table provides LuxExperience Group’s inventory write-downs, classified as Cost of sales, exclusive of depreciation and amortization from continuing operations:

	Three Months Ended March 31,		Nine Months Ended March 31,
(in € thousands)	2025	2026	2025	2026
Inventory (write-downs) and utilization or reversal of previously recognized write-downs	(1,772)	19,589	(7,107)	12,788

Inventory is written down when its net realizable value is below its carrying amount. Positive amounts primarily reflect the utilization of previously recognized inventory write-downs relating to inventory that was sold during the period or the reversal of previously recognized write-downs. LuxExperience Group estimates net realizable value as the amount at which inventories are expected to be sold, taking into consideration fluctuations in selling prices due to seasonality, less estimated costs necessary to complete the sale. Specific inventory located in the Leipzig warehouse, with a carrying amount of approximately €386 million as of March 31, 2026, serves as collateral under the Group’s revolving credit facility agreement. The pledged inventory remains in the Group’s possession and is used and managed in the ordinary course of business.

11.	Finance income (costs), net

The following table provides LuxExperience Group’s Finance income (costs), net:

	Three Months Ended March 31,		Nine Months Ended March 31,
(in € thousands)	2025	2026	2025	2026
Interest expenses on revolving credit facilities	(337)	(707)	(2,157)	(1,973)
Interest expenses on leases	(632)	(2,704)	(1,986)	(8,267)
Total finance costs	(969)	(3,411)	(4,143)	(10,240)

Other interest income	—	3,370	—	6,739
Total finance income	—	3,370	—	6,739
Finance costs, net	(969)	(40)	(4,143)	(3,501)

The Group has syndicated revolving credit facilities of €100.0 million (the “Syndicated RCFs”) with Commerzbank Aktiengesellschaft (“Commerzbank”), UniCredit Bank AG (“UniCredit”) and J.P. Morgan Chase SE. As of March 31, 2026, LuxExperience Group had no borrowings outstanding under its syndicated €100.0 million RCFs, while €23.3 million was utilized for guarantees issued under the facility.

In addition, YNAP maintains a separate €100.0 million revolving credit facility with Richemont International Holding S.A, maturing in 2031 (the “YNAP RCF”). As of March 31, 2026, LuxExperience Group had no borrowings outstanding under the YNAP RCF.

12.	Income taxes

In accordance with IAS 34 (Interim Financial Reporting) income tax (expense) benefit for the condensed consolidated interim financial statements is calculated on the basis of the average annual tax rate that is expected for the entire fiscal year, adjusted for the tax effect of certain items recognized in the full interim period. As such, the effective tax rate in the interim financial statements may differ from management’s original best estimate of the effective rate.

	Three Months Ended March 31,		Nine Months Ended March 31,
(in %)	2025	2026	2025	2026
Effective tax rate	14.1%	(4.8)%	20.0%	(3.4)%

For the three and nine months ended March 31, 2025, the Group recognized an income tax benefit on a loss before income taxes, resulting in a positive effective tax rate.

For the three months and nine months ended March 31, 2026, the Group reported losses before income taxes and recognized income tax expenses based on the expected annual taxable position of certain entities within the Group. As a result, negative effective tax rates were recorded for these interim periods.

13.	Other assets

Details of other current assets consist of the following:

(in € thousands)	June 30, 2025	March 31, 2026
Right of return assets	51,373	31,821
Current VAT receivables	3,223	7,796
Prepaid expenses	20,852	16,257
Receivables against payment service providers	9,033	12,494
Advanced payments	10,043	11,316
Current tax receivables	7,183	10,318
DDP duty drawbacks (1)	9,722	34,634
Other current assets (2)	23,336	34,726
	134,766	159,361

(1)	The position is related to DDP duty drawbacks for international customs.

(2)	Other current assets consist mostly of other short-term receivables from vendors and payment providers, as well as creditors with debit balances.

Details of other non-current assets consist of the following:

(in € thousands)	June 30, 2025	March 31, 2026
Other non-current receivables	1	—
Non-current deposits	5,186	15,177
Thereof non-current deposits	5,186	5,177
Thereof non-current restricted cash and cash equivalents (4)	—	10,000
Non-current prepaid expenses (3)	6,691	5,787
	11,878	20,964

(3)	This amount relates mostly to prepayments made to Climate Partner, an organization that invests in certain Gold Standard Projects, to offset our carbon emissions and reduce our overall carbon footprint.

(4)	This amount relates to a €10.0 million deposit for a supplier cash guarantee.

14.	Share-based compensation

a)	Description of share-based compensation arrangements

In connection with the Initial Public Offering (“IPO”) of MYT Netherlands Parent B.V. in January 2021, we adopted the 2020 Plan (MYT Netherlands Parent B.V. 2020 Omnibus Incentive Compensation Plan), under which we granted equity-based awards to selected key management members and supervisory board members on January 20, 2021. Selected key management members were granted an IPO-related award package. This package consists of the “Alignment Grant” and the “Restoration Grant”. Furthermore, restricted shares were granted to supervisory board members as part of the annual plan. Additionally, the Compensation Committee of the Supervisory Board proposes to the Supervisory Board annually about a Long-Term Incentive Plan (LTI). As of July 1, 2021, 2022, 2023, 2024 and 2025, the LTI was granted to certain key management members consisting of restricted share units (“RSUs”) with time and performance obligations and for the LTI granted on July 1, 2023, on July 1, 2024 and on July 1, 2025 certain stock options were granted to selected key management members under the new 2023 Omnibus Incentive Compensation Plan on the November 8, 2023 (the “2023 Plan”).

The 2023 Plan was amended in the Second Amended 2023 Plan to include, inter alia, an adjustment of the pool of reserved shares that may be amended and restated at the extraordinary general meeting of shareholders held on March 6, 2025 (the “Second Amended 2023 Plan”). The changes implemented granted under the 2023 Plan, ratification of any and all grants made under the 2023 Plan from the date it became effective on November 8, 2023, and a further increase of the pool of reserved shares effective as of, and subject to the completion of the YNAP Acquisition.

LuxExperience Group established an Employee Share Purchase Plan, with the intent to encourage long-term relationship with the company and its employees. Pursuant to paragraphs 21(g) and 24 of IAS 33, as certain shares are fully vested and contingently issuable for no consideration, they are treated as outstanding and included in the calculation of both basic and diluted earnings per share.

i)	IPO Related One-Time Award Package

Alignment Grant

Under 2020 Omnibus Incentive Compensation Plan share-based payment program, options were granted to selected key management members. The options vest and become exercisable with respect to 25 % on each of the first four anniversaries of the grant date (January 20, 2021). After vesting, each option grants the right to purchase one American Depositary Share (each, an “ADS”) at a predefined exercise price per share. The vested options can be exercised up to 10 years after the grant date. The granted options are divided into three different tranches which have varying exercise prices. Overall, 6,478,761 options were granted to 21 key management members. The amount recognized as share-based compensation expense under this program is based on a weighted average historical share price of 31 USD.

Restoration Grant

Under 2020 Omnibus Incentive Compensation Plan share-based payment program, phantom shares were granted to selected key management members. Each phantom share represents the right of the grantee to receive one ADS in exchange for a phantom share. The granted phantom share vested immediately on the grant date and can be converted into an ADS at any time but are subject to transfer restrictions after conversion. Up to 25% of the granted phantom shares can be transferred after conversion at any time after the second anniversary of the grant date. The remaining 75% of the granted phantom shares can be transferred after conversion if certain conditions are met or at the fourth anniversary of the grant date at latest. The phantom shares can be converted into ADSs up to 10 years after the grant date. Overall, 1,875,677 phantom shares were granted to 21 key management members. The amount recognized as share-based compensation expense under this program is based on a weighted average historical share price of 31 USD.

ii)	Annual Plan

Supervisory Board Members Plan

On November 12, 2024, 85,502 RSUs were granted to five Supervisory Board Members. Each RSU represents the right to receive an ADS (and the ordinary shares represented thereby) of LuxExperience B.V. upon vesting, based on the deemed value of award on grant date. The total number of RSU’s vested on November 12, 2025. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 6.14, the closing share price of the grant date.

On December 17, 2025, 94,006 RSUs were granted to five Supervisory Board Members. Each RSU represents the right to receive an ADS (and the ordinary shares represented thereby) of LuxExperience B.V. upon vesting, based on the deemed value of award on grant date. The total number of RSU’s will vest on December 17, 2026. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 8.51, the closing share price of the grant date.

Type of arrangement	Supervisory Board Members plan
Type of Award	Restricted Shares / Restricted Share Units	Restricted Shares / Restricted Share Units
Date of grant	November 12, 2024	December 17, 2025
Number granted	85,502	94,006
Vesting conditions	The restricted share units vested on November 12, 2025 and were net settled	The restricted share units will vest in full on December 17, 2026.

iii)	Long-Term Incentive Plan

On July 1, 2024, 2,295,434 RSUs were granted to selected key management members. Each RSU represents the right to receive an ADS (and the ordinary shares represented thereby) of LuxExperience B.V. upon vesting, based on the deemed value of award on grant date. Out of the granted RSUs, 1,252,241 RSUs; “time-vesting RSUs” will be subject to a time-based vesting and 1,043,193 RSUs; “non-market performance RSUs” will be subject to a time and performance-based vesting. One-third (1/3) of the time-vesting RSUs awarded vested on June 30, 2025, with the remaining RSUs scheduled to vest in substantially equal installments on June 30, 2026 and June 30, 2027, subject to continued service on each applicable vesting date.

The non-market performance RSUs will vest after 3 years on June 30, 2027 and contain a performance condition that will determine the number of shares awardable at the end of the performance period pursuant to the respective vested restricted share units. Potential award levels range from 25-200% of the grant depending on the achievement of a GMV growth and an adjusted EBITDA margin target over the three-year period. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 5.07 for 2,295,434 RSUs.

On July 1, 2024, 3,277,477 stock options were granted to selected key management members. One third (1/3) of the options vest and become exercisable on each on the first three anniversaries of the service commencement date. After vesting, each option grants the right to purchase one share at a price of USD 5.07. The vested options can be exercised up to 10 years after the service commencement date. The granted options are divided into three different tranches which have varying grant date fair values.

On October 1, 2024, 102,740 time-vesting RSUs were granted to selected key management member. Each RSU represents the right to receive an ADS (and the ordinary shares represented thereby) of LuxExperience B.V. upon vesting, based on the deemed value of award on grant date. The total number of RSU’s vested on July 1, 2025. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 3.65, the closing share price of the day before the grant date.

On July 1, 2025, 2,076,491 stock options were granted to selected key management members. One third (1/3) of the options vest and become exercisable on each on the first three anniversaries of the service commencement date. After vesting, each option grants the right to purchase one share at a price of USD 7.89. The vested options can be exercised up to 10 years after the service commencement date. The granted options are divided into three different tranches which have varying grant date fair values.

On July 1, 2025, 1,220,752 time-vesting RSUs were granted to selected key management members. Each RSU represents the right to receive an ADS (and the ordinary shares represented thereby) of LuxExperience B.V. upon vesting, based on the deemed value of award on grant date. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 7.94, the closing share price of the day before the grant date.

On July 1, 2025, 1,026,945 RSUs non-market performance were granted to selected key management members. Each RSU represents the right to receive an ADS (and the ordinary shares represented thereby) of LuxExperience B.V. upon vesting, based on the deemed value of award on grant date. The non-market performance RSUs will vest after 3 years on June 30, 2028 and contain a performance condition that will determine the number of shares awardable at the end of the performance period pursuant to the respective vested restricted share units. Potential award levels range from 25-200% of the grant depending on the achievement of a GMV growth and an adjusted EBITDA margin target over the three-year period. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 7.94.

On August 1, 2025, 50,198 stock options were granted to selected key management members. One third (1/3) of the options vest and become exercisable on each on the first three anniversaries of the service commencement date. After vesting, each option grants the right to purchase one share at a price of USD 7.58. The vested options can be exercised up to 10 years after the service commencement date. The granted options are divided into three different tranches which have varying grant date fair values.

On August 1, 2025, 28,320 time-vesting RSUs were granted to selected key management members. Each RSU represents the right to receive an ADS (and the ordinary shares represented thereby) of LuxExperience B.V. upon vesting, based on the deemed value of award on grant date. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 7.70, the closing share price of the day before the grant date.

On August 1, 2025, 24,125 RSUs non-market performance were granted to selected key management members. Each RSU represents the right to receive an ADS (and the ordinary shares represented thereby) of LuxExperience B.V. upon vesting, based on the deemed value of award on grant date. The non-market performance RSUs will vest after 3 years on June 30, 2028 and contain a performance condition that will determine the number of shares awardable at the end of the performance period pursuant to the respective vested restricted share units. Potential award levels range from 25-200% of the grant depending on the achievement of a GMV growth and an adjusted EBITDA margin target over the three-year period. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 7.70.

On September 1, 2025, 3,449 time-vesting RSUs were granted to selected key management members. Each RSU represents the right to receive an ADS (and the ordinary shares represented thereby) of LuxExperience B.V. upon vesting, based on the deemed value of award on grant date. The total number of RSU’s will vest on July 1, 2026. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 9.28, the closing share price of the day before the grant date.

On October 1, 2025, 6,465 stock options were granted to selected key management members. One third (1/3) of the options vest and become exercisable on each on the first three anniversaries of the service commencement date. After vesting, each option grants the right to purchase one share at a price of USD 7.97. The vested options can be exercised up to 10 years after the service commencement date. The granted options are divided into three different tranches which have varying grant date fair values.

On October 1, 2025, 3,730 time-vesting RSUs were granted to selected key management members. Each RSU represents the right to receive an ADS (and the ordinary shares represented thereby) of LuxExperience B.V. upon vesting, based on the deemed value of award on grant date. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 8.50, the closing share price of the day before the grant date.

On October 1, 2025, 3,178 RSUs non-market performance were granted to selected key management members. Each RSU represents the right to receive an ADS (and the ordinary shares represented thereby) of LuxExperience B.V. upon vesting, based on the deemed value of award on grant date. The non-market performance RSUs will vest after 3 years on June 30, 2028 and contain a performance condition that will determine the number of shares awardable at the end of the performance period pursuant to the respective vested restricted share units. Potential award levels range from 25-200% of the grant depending on the achievement of a GMV growth and an adjusted EBITDA margin target over the three-year period. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 8.50, the closing share price of the day before the grant date.

The following table summarizes the main features of time-vesting RSUs under the annual plan:

Key Management Members
Type of arrangement	Long-Term Incentive Plan
Type of Award	Time-vesting RSUs
Service commencement date	July 1, 2024	Oct. 1, 2024
Grant date	July 1, 2024	Oct. 1, 2024
Number granted	1,252,241	102,740
Vesting conditions	Graded vesting of 1/3 of the time vesting RSUs over the next three years.	Vested in full on July 1, 2025.

Key Management Members
Type of arrangement	Long-Term Incentive Plan
Type of Award	Time-vesting RSUs
Service commencement date	July 1, 2025	August 1, 2025	September 1, 2025	October 1, 2025
Grant date	July 1, 2025	August 1, 2025	September 1, 2025	October 1, 2025
Number granted	1,220,752	28,320	3,449	3,730
Vesting conditions	Graded vesting of 1/3 of the time vesting RSUs over the next three years.	Graded vesting of 1/3 of the time vesting RSUs over the next three years	Will vest in full on July 1, 2026.	Graded vesting of 1/3 of the time vesting RSUs over the next three years.

The following tables summarize the main features of non-market performance RSUs and stock option awards under the annual plan:

Type of arrangement	Key Management Members Long-Term Incentive Plan
Type of Award	Stock options
Service commencement date	July 1, 2024	July 1, 2025	August 1, 2025	July 1, 2025
Grant date	July 1, 2024	July 1, 2025	August 1, 2025	October 1, 2025
Number granted	3,277,477	2,076,491	50,198	6,465
Vesting conditions	Graded vesting of 1/3 of the granted share options in each of the next three years of service from service commencement date.	Graded vesting of 1/3 of the granted share options in each of the next three years of service from service commencement date.	Graded vesting of 1/3 of the granted share options in each of the next three years of service from service commencement date.	Graded vesting of 1/3 of the granted share options in each of the next three years of service from service commencement date.

Type of arrangement	Key Management Members Long-Term Incentive Plan
Type of Award	Non-market performance RSUs
Service commencement date	July 1, 2024	July 1, 2025	August 1, 2025	July 1, 2025
Grant date	July 1, 2024	July 1, 2025	August 1, 2025	October 1, 2025
Number granted	1,043,193	1,026,945	24,125	3,178
Vesting conditions	3 year’s services from service commencement date and achievement of a certain level of cumulative GMV growth and adjusted EBITDA margin.	3 year’s services from service commencement date and achievement of a certain level of cumulative GMV growth and adjusted EBITDA margin.	3 year’s services from service commencement date and achievement of a certain level of cumulative GMV growth and adjusted EBITDA margin.	3 year’s services from service commencement date and achievement of a certain level of cumulative GMV growth and adjusted EBITDA margin.

Employee Share Purchase Program (ESPP)

On May 29, 2023, the Company commenced its first open enrollment period for its Employee Share Purchase Program (“ESPP”), which was approved by the shareholders on October 27, 2022, at the Company’s annual general meeting. The objective of the ESPP is to allow employees of the Company (or any of its subsidiaries) to participate in the growth of the Company and to promote long-term corporate engagement by offering eligible employees the opportunity to acquire American Depositary Shares representing shares in the capital of the Company, at a discount, subject to the terms of the ESPP. The discount is fixed to one-fourth of the investment by the participant. The discount is implemented by increasing the number of shares with one-third (e.g. a participant receives four ADSs for the price of three ADSs.)

The Company’s ESPP has been offered through annual enrollment periods since 2023, resulting in recurring equity-settled share issuances to participating employees under consistent program terms.

b)     Measurement of fair values

Stock Options from Long-Term Incentive Plan

The fair value of the employee share options has been measured using the Black-Scholes formula. The inputs used in the measurement of the fair values at grant date of the equity-settled share-based payment plans were as follows.

Black Scholes Model - Weighted Average Values	Grant date July 1, 2024	Grant date July 1, 2025	Grant date August 1, 2025	Grant date October 1, 2025
Weighted average fair value	$1.82	$2.82	$2.64	$2.84
Exercise price	$5.07	$7.89	$7.58	$7.97
Weighted average share price	$5.07	$7.89	$7.58	$7.97
Expected volatility	64.47%	65.43%	63.10%	64.69%
Expected life	1.97 years	1.97 years	1.97 years	1.97 years
Risk free rate	2.88%	1.82%	1.88%	1.97%
Expected dividends	-	-	-	-

For the options granted after June 30, 2024, expected volatility has been based on an evaluation of the historical volatility of the Company’s own shares, particularly over the historical period commensurate with the expected term.

c)     Share-based compensation expense recognized

Amounts recognized for share based payment programs were as follows:

	Nine Months Ended
	March 31,
(in € thousands)	2025	2026
Classified within capital reserve (beginning of period)	175,591	188,031
Expense related to:	13,090	11,954
Share Options (Alignment Grant)	4,178	—
Share Options (LTI)	2,722	3,321
Restricted Share Units (Supervisory Board Members Plan)	371	378
Restricted Share Units (LTI)	5,819	8,255
Classified within capital reserve (end of period)	188,681	199,985

d)	Reconciliation of outstanding share options

The number and weighted-average exercise prices of share options under the share option programs described under the Alignment award were as follows.

	Alignment Award
		Wtd. Average
	Options	Exercise Price (USD)
June 30, 2024	6,063,090	8.57
forfeited	(215,529)	11.58
exercised	(134,271)	5.79
March 31, 2025	5,713,290	8.52

June 30, 2025	4,653,477	9.09
forfeited	—	N/A
exercised	(55,574)	6.46
March 31, 2026	4,597,903	9.12

The range of exercise prices for the share options outstanding as of March 31, 2026 is between 5.79 USD and 11.58 USD. The average remaining contractual life is 4.81 years.

The number and weighted-average exercise prices of share options under the share option programs described in Long-Term Incentive Plan for share options were as follows.

	Share Options under the Long-Term
	Incentive Plan
		Wtd. Average
	Options	Exercise Price (USD)
June 30, 2024	3,309,066	4.00
forfeited	(12,997)	4.53
exercised	(107,082)	4.00
granted	3,277,477	5.07
March 31, 2025	6,466,464	4.54

June 30, 2025	6,378,249	4.55
forfeited	(63,249)	7.55
exercised	(936,738)	4.08
granted	2,133,154	7.88
March 31, 2026	7,511,416	5.53

The range of exercise prices for the share options outstanding as of March 31, 2026 is between 4.00 USD and 7.97 USD. The average remaining contractual life is 8.24 years.

15.          Other current liabilities

Details of other liabilities consist of the following:

(in € thousands)	June 30, 2025	March 31, 2026
Personnel-related liabilities (1)	34,272	42,499
Customer returns	83,078	64,788
Liabilities from sales tax	35,758	44,888
Accrued expenses & other liabilities	193,727	199,710
Total	346,835	351,885

(1)	Personnel-related liabilities include amounts related to the transformation plan described below.

On September 3, 2025, the Company announced that, as part of its transformation plan for YNAP, it was considering efficiency measures that may include a partial reduction of the workforce across several sites in Italy, the United Kingdom, the United States and other jurisdictions. These actions were subject to applicable information and consultation processes with employee representatives in each jurisdiction, which have since been completed. Based on current assessments, these measures are expected to affect up to approximately 700 employees. The ultimate scope, timing and financial impact of any workforce adjustments may continue to differ from the figures currently presented.

The Company expects to incur further restructuring expenses of approximately €7.3 million worldwide in connection with the planned reduction of the workforce during fiscal year 2026, including employee termination benefits and other related costs. As of the reporting date, €7.3 million has been included in other current liabilities on the condensed consolidated statement of financial position. This amount represents management’s best estimate, based on information available at the reporting date, of the costs expected to be incurred in connection with these actions.

In connection with the above announcement, approximately €0.3 million and €36.0 million in restructuring expenses have been recognized during the three and nine months ended March 31, 2026, respectively.

16.          Treasury Investments

a) Investments classified as non-current financial assets

During the nine months ended March 31, 2026, as part of its cash management program, the Group entered into certain treasury investments that are accounted for in accordance with IFRS 9 Financial Instruments. As of March 31, 2026, the Group held treasury investments comprised of a €50.0 million guaranteed senior secured fixed rate note and a €75.0 million equity-secured note. The investments are accounted for under IFRS 9 Financial Instruments and are classified as financial assets measured at amortized cost, as they are held within a business model to collect contractual cash flows and their contractual terms give rise solely to payments of principal and interest.

The investments are initially recognized at fair value, including transaction costs, and are subsequently measured using the effective interest method, with interest income recognized in finance income. The equity-secured note, which is redeemable subject to a 95-day notice period, is classified as a non-current financial asset as settlement is not contractually due within twelve months of the reporting date. The guaranteed senior secured fixed rate note, which has a contractual maturity exceeding twelve months from the reporting date, is also classified as a non-current financial asset.

Impairment is assessed at each reporting date using a 12-month expected credit loss approach, as no significant increase in credit risk has occurred since initial recognition. Based on the investment-grade credit quality of the counterparties, the senior or secured nature of the instruments, and the presence of guarantees and collateralization, expected credit losses are assessed as nil or immaterial, and no loss allowance has been recognized as of March 31, 2026. The accounting treatment is consistent with the Group’s accounting policies applied in its most recent annual consolidated financial statements.

b) Investments classified as Cash Equivalents

During the nine months ended March 31, 2026, as part of its cash management program, the Group entered into certain treasury investments that are accounted for in accordance with IFRS 9 Financial Instruments. As of March 31, 2026, the Group held investments of €72.3 million across three funds which seek to provide returns linked to overnight interest rate benchmarks through derivative arrangements supported by diversified collateral portfolios. The investments are accounted for under IFRS 9 Financial Instruments and are classified as cash and cash equivalents and measured at fair value through profit or loss (FVTPL), as the instruments do not meet the SPPI criterion and/or are managed on a fair value basis. Changes in fair value are recognized in profit or loss.

Impairment is not applicable to financial assets measured at FVTPL, and therefore no expected credit loss assessment has been recognized as of March 31, 2026. The accounting treatment is consistent with the Group’s accounting policies applied in its most recent annual consolidated financial statements.

17.          Financial instruments and financial risk management

Additional disclosures on financial instruments

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. The table excludes fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount reasonably approximates fair value.

Financial instruments as of June 30, 2025 were as follows:

	Year ended June 30, 2025
		Categories	Category in		Fair value
	Carrying	outside of	accordance	Fair	hierarchy
(in € thousands)	amount	IFRS 9	with IFRS 9	value	level
Financial assets
Non-current financial assets
Non-current deposits	5,186	—	Amortized cost	—	—
Current financial assets
Trade and other receivables	96,676	—	Amortized cost	—	—
Cash and cash equivalents	603,593	—	Amortized cost	—	—
Other assets	134,766	92,880
thereof deposits	28	—	Amortized cost	—	—
thereof other financial assets	41,858	—	Amortized cost	—	—
Financial liabilities
Non-current financial liabilities
Lease liabilities	176,718	176,718	N/A	—	—
Other liabilities	364	364	N/A	—	—
Current financial liabilities
Liabilities to banks	10,000	—	Amortized cost	—	—
Tax liabilities	2,764	2,764	N/A
Lease liabilities	32,085	32,085	N/A	—	—
Trade and other payables	285,722	—	Amortized cost	—	—
Other liabilities	346,835	263,757
thereof other financial liabilities	83,078	—	Amortized cost	—	—

Financial instruments as of March 31, 2026 were as follows:

	Nine months ended March 31, 2026
		Categories	Category in		Fair value
	Carrying	outside of	accordance	Fair	hierarchy
(in € thousands)	amount	IFRS 9	with IFRS 9	value	level
Financial assets
Non-current financial assets
Non-current deposits	5,177	—	Amortized cost	—	—
Other non-current financial assets	140,787	—	Amortized cost	—	—
Current financial assets
Trade and other receivables	46,359	—	Amortized cost	—	—
Cash and cash equivalents measured at amortized cost	238,845	—	Amortized cost	—	—
Cash and cash equivalents measured at FVTPL	72,251	—	FVTPL	72,251	Level 1
Other assets	159,361	78,311		—	—
thereof deposits	25	—	Amortized cost	—	—
thereof Derivatives (Hedge Accounting)	1,448	—	N/A	1,448	Level 2
thereof other financial assets	79,577	—	Amortized cost	—	—
Financial liabilities
Non-current financial liabilities
Lease liabilities	158,693	158,693	N/A	—	—
Other liabilities	324	324	N/A	—	—
Current financial liabilities
Liabilities to banks	—	—	Amortized cost	—	—
Tax liabilities	1,978	1,978	N/A
Lease liabilities	33,207	33,207	N/A	—	—
Trade and other payables	212,071	—	Amortized cost	—	—
Other liabilities	351,885	278,688
thereof Derivatives (Hedge Accounting)	8,410	—	N/A	8,410	Level 2
thereof other financial liabilities	64,788	—	Amortized cost	—	—

Foreign exchange forwards are valued according to their present value of future cash flows based on foreign exchange rates at the balance sheet date. The fair values of these instruments are also considered as level 2 fair values.

There were no transfers between the different levels of the fair value hierarchy as of June 30, 2025 and March 31, 2026. LuxExperience Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as at the end of the reporting period. As LuxExperience Group does not meet the criteria for offsetting, thus no financial instruments are netted.

As of March 31, 2026, LuxExperience Group has recorded negative €5,019 thousand net in cash flow hedge reserve. Had hedge accounting not been applied, the amount would have been recorded in profit or loss immediately. The remaining portion of other comprehensive income is related to translation differences of balance sheet items denominated in foreign currencies in prior periods. For more details, please refer to LuxExperience Group’s annual consolidated financial statements for the fiscal year ended June 30, 2025.

18.          Related party transactions

As of March 31, 2026, LuxExperience Group had a receivable against MYT Ultimate Parent LLC, USA in an amount of €0.2 million. Further, LuxExperience Group had liabilities to MYT Ultimate Parent LLC, USA in an amount of €0.8 million. These balances resulted from various intercompany charges incurred before July 2020.

As of March 31, 2026, LuxExperience Group had receivables against Richemont Group totaling €2,001 thousand as well as unsecured liabilities to Richemont Group amounting to €12,666 thousand. These balances resulted mainly from purchase and sale transactions with Richemont Group brands. During the nine months ended March 31, 2026, LuxExperience Group purchased inventory of €61,926 thousand from Richemont Group brands and generated income of €2,657 thousand, mainly from management and information technology services. During the nine months ended March 31, 2026, the Group returned goods to Richemont brands amounting to €33,830 thousand as part of the wind-down of the OFS business.

19.          Events after the reporting period

Closing of the disposal of specific assets relating to THE OUTNET

On April 30, 2026, LuxExperience completed its disposition of the set of assets powering THE OUTNET platform to The O Group LLC (which has been renamed The Outnet Operations US, LLC), which include the relevant brand rights, customer data, and full inventory as well as the required workforce in the United States and the United Kingdom, in exchange for cash consideration. The Company expects the final cash proceeds from the transaction, after working capital adjustments, to be approximately €11.6 million (USD / EUR exchange rate applied was 1.17.)

In connection with the disposal plan, on May 18, 2026, LuxExperience additionally entered into an agreement to sublease a distribution center in Clifton, New Jersey.

The assets of the disposal group, comprising the operations of THE OUTNET platform and whose results were presented as discontinued operations, had been classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations for the nine months ended March 31, 2026. Refer to Note 9 for further details.

At the time of authorization of these financial statements, the accounting for the transaction remains in progress. Accordingly, the Group has not yet finalized the determination of the carrying amounts of the assets disposed of and the resulting gain or loss on disposal. The Group expects to complete its assessment during the subsequent reporting period and will provide additional disclosures, including the components of the gain or loss on disposal and the carrying amounts of the major classes of assets disposed of, in a subsequent financial report once the assessment has been completed.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the consolidated financial statements and related notes that are included elsewhere in this report. This discussion contains forward-looking statements based upon current plans, expectations and beliefs that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under ‘‘Risk Factors’’ in the annual report on Form 20-F filed on October 30, 2025 and in other parts of this report. Our fiscal year ends on June 30. Throughout this report, all references to quarters and years are to our fiscal quarters and fiscal years unless otherwise noted.

Special Note Regarding Forward-Looking Statements

This Quarterly Report contains forward-looking statements that involve risks, uncertainties, and assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. The statements contained in this Quarterly Report that are not purely historical, including without limitation statements in the following discussion and analysis of financial condition and results of operations regarding our projected financial position and results, business strategy, plans, and objectives of our management for future operations, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Private Securities Litigation Reform Act of 1995. Forward-looking statements are often identified by the use of words such as, but not limited to, “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “project,” “seek,” “should,” “target,” “will,” “would,” and similar expressions or variations intended to identify forward-looking statements. These statements are based on the beliefs and assumptions of our management, which are in turn based on information currently available to management. Such forward-looking statements are subject to risks, uncertainties, and other important factors that could cause actual results and the timing of certain events to differ materially from future results expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section titled “Risk Factors” included in the annual report on Form 20-F filed on October 30, 2025. Furthermore, such forward-looking statements speak only as of the date of this report. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements.

Overview

LuxExperience is a leading luxury multi-brand digital group for global luxury consumer shopping worldwide. We offer one of the finest edits in luxury, curated from the world’s most coveted brands of womenswear, menswear, kidswear, lifestyle products and fine jewelry. Our story began over three decades ago with the opening of Theresa, in Munich, one of the first multi-brand luxury boutiques in Germany, followed by the launch of the digital platform Mytheresa in 2006. In April 2025, we completed the acquisition of YOOX Net-a-Porter Group S.p.A. (“YNAP”), with the store brands NET-A-PORTER and MR PORTER forming the luxury segment next to the Mytheresa luxury segment, and acquiring YOOX and THE OUTNET in the Off-Price segment. We subsequently renamed the combined company “LuxExperience.”

On September 15, 2025, the Company received a binding offer from The O Group LLC (which has been renamed The Outnet Operations US, LLC) to purchase a defined group of assets associated with THE OUTNET, and management considered the sale as being highly probable at the reporting date. Therefore, the assets of the disposal group have been classified as held for sale, and the results of operations have been presented as discontinued operations in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. See Key Operating and Financial Metrics section for relevant segment information, whereby the results of THE OUTNET business has been removed from the Off-Price segment for the three and nine months ended March 31, 2026.

On October 31, 2025, LuxExperience announced that it has entered into a binding agreement with The O Group LLC to sell the set of assets powering THE OUTNET platform, including the relevant brand rights, customer data, inventory and the required workforce in the United States and the United Kingdom in exchange for cash consideration. The Company expects the final cash proceeds from the transaction, after working capital adjustments, to be approximately €11.6 million (USD / EUR exchange rate applied was 1.17.)

The closing of the transaction occurred on April 30, 2026. The final consideration amount is subject to working capital adjustments.

The disposal group previously included the lease of a distribution center located in Clifton, New Jersey, which the Company had expected to assign as part of the transaction. As of March 31, 2026, the Group no longer expected the lease to be assigned and instead expected to enter into a sublease agreement. As a result, the related right-of-use asset and lease liability were no longer included in the disposal group and therefore were not classified as held for sale.

On May 18, 2026, the Group entered into a sublease agreement for the distribution center located in Clifton, New Jersey. Refer to Note 19 – Events After Reporting Period for further details.

Our business model combines technology, luxury fashion and differentiated customer service on a global scale. The simplicity of our mobile-first websites and apps (“sites”) creates an efficient and user-friendly shopping experience for our time-constrained, global customers. Our sites offer advanced features, including the ability to personalize the customer experience and other highly attractive customer services. We have an efficient, repeatable playbook for localizing the customer experience through local language, currencies, payment methods, shipping services and marketing.

Key Operating and Financial Metrics

The following illustrative segment information for Luxury | Mytheresa, Luxury | NAP & MRP and Off-Price | YOOX is presented as if these segments had been included in LuxExperience Group’s management reporting for the three months and nine months ended March 31, 2025. These segments were not presented in the Company’s unaudited quarterly report for the three months and nine months ended March 31, 2025 as the YNAP Group was subsequently acquired on April 23, 2025, and therefore was not owned by the Company during the prior year comparative period presented. The following segment information should not be viewed as a substitute for LuxExperience Group’s segment reporting. Further, the segment information presented here is not necessarily indicative of LuxExperience Group’s results to be expected for any future periods.

THE OUTNET business under Off-Price segment has been classified as discontinued operations for the three and nine months ended March 31, 2026. Therefore, the results of THE OUTNET business have been removed from the Off-Price segment for the three and nine months ended March 31, 2026.

The following table shows our operating and financial metrics for Luxury | Mytheresa segment for the three and nine months ended March 31, 2025 and 2026. For the periods presented, these figures represent actual results and are not illustrative in nature.

	Three Months Ended				Nine Months Ended
(in millions) (unaudited)	March 31, 2025	March 31, 2026	Change in % / BPs		March 31, 2025	March 31, 2026	Change in % / BPs
Gross Merchandise Value (GMV) (1)	261.3	279.6	7.0%		722.6	794.3	9.9%
Active customer (LTM in thousands) (1), (2)	837	774	(7.5)%		837	774	(7.5)%
Total orders shipped (LTM in thousands) (1), (2)	2,055	1,982	(3.6)%		2,055	1,982	(3.6)%
Average order value (LTM) (2)	753	847	12.5%		753	847	12.5%
Net sales	242.5	256.0	5.6%		667.2	725.1	8.7%
Gross profit	108.5	120.7	11.2%		310.7	348.6	12.2%
Gross profit margin(3)	44.8%	47.1%	240	BPs	46.6%	48.1%	150	BPs
Adjusted EBITDA(4)	9.3	14.1	50.4%		28.4	44.5	56.6%
Adjusted EBITDA margin(3)	3.9%	5.5%	160	BPs	4.3%	6.1%	190	BPs

(1)	Definition of GMV, Active customer and Total orders shipped can be found on page 36.

(2)	Active customers and total orders shipped are calculated based on orders shipped from our sites during the last twelve months (LTM) ended on the last day of the period presented.

(3)	As a percentage of net sales.

(4)	EBITDA and adjusted EBITDA are measures not defined under IFRS. For further information about how we calculate these measures and limitations of its use, see page 36.

The following table illustrates operating and financial metrics for Luxury | NAP & MRP segment for the three and nine months ended March 31, 2025 and 2026. For the three and nine months ended March 31, 2026, these figures represent actual results and for the three and nine months ended March, 2025, these figures are illustrative in nature.

	Three Months Ended				Nine Months Ended
(in millions) (unaudited)	March 31, 2025	March 31, 2026	Change in % / BPs		March 31, 2025	March 31, 2026	Change in % / BPs
Gross Merchandise Value (GMV) (1)	276.0	243.4	(11.8)%		823.9	758.6	(7.9)%
Active customer (LTM in thousands) (1), (2)	982	818	(16.7)%		982	818	(16.7)%
Total orders shipped (LTM in thousands) (1), (2)	2,604	2,227	(14.5)%		2,604	2,227	(14.5)%
Average order value (LTM) (2)	802	865	7.9%		802	865	7.9%
Net sales	262.4	231.6	(11.7)%		780.1	721.0	(7.6)%
Gross profit	109.1	112.4	3.0%		349.1	341.0	(2.3)%
Gross profit margin(3)	41.6%	48.5%	700	BPs	44.8%	47.3%	250	BPs
Adjusted EBITDA(4)	(4.5)	(1.1)	(74.9)%		5.1	(13.4)	(364.3)%
Adjusted EBITDA margin(3)	(1.7)%	(0.5)%	120	BPs	0.6%	(1.9)%	(250	) BPs

(1)	Definition of GMV, Active customer and Total orders shipped can be found on page 36.

(2)	Active customers and total orders shipped are calculated based on orders shipped from our sites during the last twelve months (LTM) ended on the last day of the period presented.

(3)	As a percentage of net sales.

(4)	EBITDA and adjusted EBITDA are measures not defined under IFRS. For further information about how we calculate these measures and limitations of its use, see page 36.

The following table illustrates operating and financial metrics for Off-Price | YOOX segment for the three and nine months ended March 31, 2025 and 2026. For the three and nine months ended March 31, 2026, these figures represent actual results and for the three and nine months ended March 31, 2025, these figures are illustrative in nature.

	Three Months Ended				Nine Months Ended
(in millions) (unaudited)	March 31, 2025	March 31, 2026	Change in % / BPs		March 31, 2025	March 31, 2026	Change in % / BPs
Gross Merchandise Value (GMV) (1)	150.0	130.7	(12.9)%		440.2	374.6	(14.9)%
Active customer (LTM in thousands) (1), (2)	1,255	1,064	(15.2)%		1,255	1,064	(15.2)%
Total orders shipped (LTM in thousands) (1), (2)	3,403	2,837	(16.6)%		3,403	2,837	(16.6)%
Average order value (LTM) (2)	243	247	1.7%		243	247	1.7%
Net sales	147.5	130.7	(11.4)%		424.9	374.6	(11.9)%
Gross profit	46.2	49.0	6.1%		154.7	145.7	(5.8)%
Gross profit margin(3)	31.3%	37.5%	620	BPs	36.4%	38.9%	250	BPs
Adjusted EBITDA(4)	(25.6)	(7.2)	(71.7)%		(55.3)	(33.8)	(38.9)%
Adjusted EBITDA margin(3)	(17.3)%	(5.5)%	1,180	BPs	(13.0)%	(9.0)%	400	BPs

(1)	Definition of GMV, Active customer and Total orders shipped can be found on page 36.

(2)	Active customers and total orders shipped are calculated based on orders shipped from our sites during the last twelve months (LTM) ended on the last day of the period presented.

(3)	As a percentage of net sales.

(4)	EBITDA and adjusted EBITDA are measures not defined under IFRS. For further information about how we calculate these measures and limitations of its use, see page 36.

The following tables include comparative illustrative segment information for the three and nine months ended March 31, 2025. For the three and nine months ended March 31, 2025, the amounts reflect actual results for the Luxury | Mytheresa segment and illustrative information for the Luxury | NAP & MRP and Off-Price | YOOX segments. The Luxury | NAP & MRP and Off-Price | YOOX information is presented for illustrative purposes as the YNAP Acquisition closed on April 23, 2025, subsequent to the periods presented, and accordingly these segments were not owned by the Company during such periods.

	Three months ended March 31, 2025
	Luxury	Luxury NAP	Off-Price	Total Segments
(in € millions) (unaudited)	Mytheresa	&MRP (6)	YOOX	excl. Other	Other(3)	Aggregated
Net sales	242.5	262.4	147.5	652.4	36.9	689.3
Cost of sales, exclusive of depreciation and amortization	(134.0)	(153.3)	(101.3)	(388.6)	(39.3)	(427.9)
Gross profit	108.5	109.1	46.2	263.8	(2.3)	261.4
Shipping and payment cost	(36.6)	(30.5)	(22.0)	(89.2)	(2.0)	(91.2)
Marketing expenses	(26.5)	(20.7)	(7.6)	(54.8)	(0.5)	(55.2)
Selling, general and administrative expenses	(34.0)	(56.0)	(37.1)	(127.1)	(6.1)	(133.2)
Other income (expense), net	(2.0)	(6.4)	(5.0)	(13.4)	2.8	(10.6)
Segment EBITDA	9.3	(4.5)	(25.6)	(20.7)	(8.1)	(28.8)

	Nine months ended March 31, 2025
	Luxury	Luxury NAP	Off-Price	Total Segments
(in € millions) (unaudited)	Mytheresa	&MRP (6)	YOOX	excl. Other	Other(3)	Aggregated
Net sales	667.2	780.1	424.9	1,872.3	130.9	2,003.1
Cost of sales, exclusive of depreciation and amortization	(356.5)	(431.0)	(270.2)	(1,057.7)	(124.8)	(1,182.5)
Gross profit	310.7	349.1	154.7	814.6	6.0	820.6
Shipping and payment cost	(99.6)	(96.0)	(67.9)	(263.5)	(10.7)	(274.2)
Marketing expenses	(81.6)	(63.4)	(27.2)	(172.2)	(4.2)	(176.4)
Selling, general and administrative expenses	(98.1)	(179.8)	(111.0)	(389.0)	(25.1)	(414.1)
Other income (expense), net	(2.9)	(4.9)	(3.9)	(11.8)	6.9	(4.9)
Segment EBITDA	28.4	5.1	(55.3)	(21.8)	(27.1)	(48.9)

The following tables present a reconciliation of the Company’s segment EBITDA to consolidated net loss for the three months and nine months ended March 31, 2026.

	Three months ended March 31, 2026
	Luxury	Luxury NAP	Off-Price	Total Segments		Reconciliation
(in € millions) (unaudited)	Mytheresa	& MRP	YOOX	excl. Other	Other (3)	(1)(2)(4)(5)	Consolidated
Net sales	256.0	231.6	130.7	618.4	0.1	-	618.5
Cost of sales, exclusive of depreciation and amortization	(135.3)	(119.2)	(81.7)	(336.3)	(0.9)	-	(337.1)
Gross profit	120.7	112.4	49.0	282.1	(0.8)		281.3
Shipping and payment cost (1)	(46.1)	(35.5)	(21.0)	(102.7)	-	(0.2)	(102.9)
Marketing expenses	(27.0)	(24.5)	(7.9)	(59.4)	-	-	(59.4)
Selling, general and administrative expenses (1), (2)	(34.1)	(57.0)	(28.7)	(119.9)	-	(11.3)	(131.2)
Other income (expense), net (1), (5)	0.7	3.5	1.5	5.6	-	(4.4)	1.2
Segment EBITDA	14.1	(1.1)	(7.2)	5.7	(0.8)	(16.0)	(11.0)

	Nine months ended March 31, 2026
	Luxury	Luxury NAP	Off-Price	Total Segments		Reconciliation
(in € millions) (unaudited)	Mytheresa	& MRP	YOOX	excl. Other	Other (3)	(1)(2)(4)(5)	Consolidated
Net sales	725.1	721.0	374.6	1,820.6	21.1	(2.9)	1,838.9
Cost of sales, exclusive of depreciation and amortization	(376.5)	(380.0)	(228.9)	(985.3)	(15.6)	2.9	(998.1)
Gross profit	348.6	341.0	145.7	835.3	5.5	-	840.8
Shipping and payment cost (1)	(123.4)	(102.7)	(58.1)	(284.2)	(2.0)	(3.9)	(290.1)
Marketing expenses	(84.0)	(64.7)	(22.5)	(171.3)	-	-	(171.3)
Selling, general and administrative expenses (1), (2)	(97.1)	(185.1)	(97.3)	(379.6)	(1.5)	(69.4)	(450.5)
Other income (expense), net (1), (5)	0.4	(1.8)	(1.6)	(2.9)	0.9	(6.9)	(9.0)
Segment EBITDA	44.5	(13.4)	(33.8)	(2.7)	2.8	(80.2)	(80.1)

(1)	Other transaction-related, certain legal and other expenses include professional fees (including advisory and accounting fees) related to potential transactions, as well as certain legal and other expenses incurred outside the ordinary course of business. For the three and nine months ended March 31, 2026, expenses of €6,607 thousand and €59,909 thousand, respectively, were incurred and are reflected in the reconciliation column. These amounts have been excluded from Segment EBITDA and primarily impact Shipping and payment costs, Selling, general and administrative expenses, and Other income (expense), net.

(2)	Certain members of management and supervisory board members have been granted share-based compensation for which the related expense is recognized over the applicable vesting periods. Management adjusts Segment EBITDA to exclude share-based compensation expense, as it is not considered indicative of the Group’s underlying operating performance. For the three and nine months ended March 31, 2026, share-based compensation expense amounted to €4,950 thousand and €11,954 thousand, respectively, and is reflected in the reconciliation column, primarily within Selling, general and administrative expenses.

(3)	Represents Online Flagship Stores (“OFS”) and Feng-Mao (“FM”) businesses being wound down.

(4)	During the three and nine months ended March 31, 2026, intercompany sales of €0 and €2,858 thousand, respectively, were included in Net sales, with corresponding amounts included in Cost of sales, exclusive of depreciation and amortization. As these intercompany transactions are eliminated on consolidation, the related amounts are reflected in the reconciliation column.

(5)	Includes foreign exchange gains and losses arising on intercompany balances, recorded in Other income (expense), net. These amounts are excluded from Segment EBITDA, as they reflect increased foreign exchange volatility on intra-group cash balances. The adjustment represents a foreign exchange loss of €4,404 thousand for the three months ended March 31, 2026 and a foreign exchange loss of €8,318 thousand for the nine months ended March 31, 2026.

(6)

For the prior comparative periods, the results for the Luxury | NAP & MRP segment for the three and nine months ended March 31, 2025 exclude the impact of €25.9 million and €35.0 million inventory write-up adjustments recognized prior to the YNAP Acquisition, which, if included, would have reduced cost of sales and increased segment EBITDA by these amounts, respectively.

The following tables set forth the reconciliations of net loss to EBITDA to adjusted EBITDA, and their corresponding margins as a percentage of net sales.

	Three Months Ended March 31,				Nine Months Ended March 31,
(in millions) (unaudited)	2025	2026	Change in %		2025	2026	Change in %
Net loss from continuing operations	(5.5)	(31.2)	467%		(33.7)	(131.7)	291%
Finance (income) costs, net	1.0	0.0	(96)%		4.1	3.5	(15)%
Income tax expense (benefit)	(0.9)	1.4	(258)%		(8.4)	4.4	(152)%
Depreciation, amortization and impairment losses	3.9	18.7	381%		14.9	43.8	194%
EBITDA	(1.5)	(11.0)	632%		(23.1)	(80.1)	247%
Other transaction-related, certain legal and other expenses(1)	7.4	6.6	(11)%		38.3	59.9	56%
Share-based compensation(2)	3.5	4.9	41%		13.2	12.0	(9)%
Foreign exchange (gains) losses (3)	—	4.4	N/A		-	8.3	N/A
Adjusted EBITDA	9.3	5.0	(46)%		28.4	0.1	(100)%
Reconciliation to Adjusted EBITDA Margin
Net sales	242.5	618.5	155%		667.2	1,838.9	176%
Adjusted EBITDA margin	3.9%	0.8%	(300	) BPs	4.3%	0.0%	(430	) BPs

(1)	Includes Other transaction-related, certain legal and other expenses including (i) professional fees, including advisory and accounting fees, related to potential transactions, (ii) certain legal and other expenses incurred outside the ordinary course of our business, and (iii) other non-recurring expenses incurred in connection with the costs of closing distribution centers.

(2)	Share-based compensation includes expenses related to share-based compensation grants made to certain members of our management and Supervisory Board for which the share-based compensation expense will be recognized upon defined vesting schedules in the future periods. Our methodology to adjust for share-based compensation and subsequently calculate Adjusted EBITDA includes both share-based compensation expense connected to the IPO and share-based compensation expense recognized in connection with grants under the LTI for the LuxExperience Group’s key management members as well as share-based compensation expense due to Supervisory Board Members Plan. We do not consider share-based compensation expense to be indicative of our core operating performance. This adjustment impacts sales, general and administrative expenses.

(3)	Includes foreign exchange gains and losses arising on intercompany balances. This adjustment impacts Other income (expense), net.

The following table sets forth the separate components of share-based compensation:

	Nine Months Ended
	March 31,
(in € thousands)	2025	2026
Classified within capital reserve (beginning of period)	175,591	188,031
Expense related to:	13,090	11,954
Share Options (Alignment Grant)	4,178	—
Share Options (LTI)	2,722	3,321
Restricted Share Units (Supervisory Board Members Plan)	371	378
Restricted Share Units (LTI)	5,819	8,255
Classified within capital reserve (end of period)	188,681	199,985

Adjusted EBITDA and Adjusted EBITDA margin

Adjusted EBITDA is a non-IFRS financial measure that we calculate as net loss before finance expense (net), taxes, and depreciation and amortization (EBITDA), adjusted to exclude Other transaction-related, certain legal and other expenses, Share-based compensation expense, and foreign exchange gains and losses arising on intercompany balances. Adjusted EBITDA margin is a non-IFRS financial measure which is calculated in relation to net sales and GMV.

Gross Merchandise Value (GMV)

GMV is an operative measure and means the total Euro value of orders processed, including the value of orders processed on behalf of others for which we earn a commission. GMV is inclusive of product value, shipping and duty. It is net of returns, value added taxes and cancellations. GMV does not represent revenue earned by us. We use GMV as an indicator for the usage of our platform that is not influenced by the mix of direct sales and commission sales. The indicators we use to monitor usage of our platform include, among others, active customers, total orders shipped and GMV.

Active Customers

We define an active customer as a unique customer account from which an online purchase was made across our sites at least once in the preceding twelve-month period. In any particular period, we determine our number of active customers by counting the total number of unique customers who have made at least one purchase across our sites in the preceding twelve-month period, measured from the last date of such period. We view the number of active customers as a key indicator of our growth, the reach of our website, consumer awareness of our value proposition and the desirability of our product assortment. We believe our number of active customers drives both net sales and our appeal to brand partners.

Total Orders Shipped

We define total orders shipped as an operating metric used by management, which is calculated as the total number of online customer orders shipped to our customers during the fiscal year ended on the last day of the period presented. We view total orders as a key indicator of the velocity of our business and an indication of the desirability of our products. Total orders shipped and total orders recognized as net sales in any given period may differ slightly due to orders that are in transit at the end of any particular period.

Average Order Value

We define average order value as an operating metric used by management, which is calculated as our total GMV from online orders shipped from our sites during the fiscal year ended on the last day of the period presented divided by the total online orders shipped during the same twelve-month period. We believe our consistent high average order value reflects our commitment to price integrity and the luxury nature of our products. Average order value may fluctuate due to a number of factors, including merchandise mix and new product categories.

Adjusted shipping and payment costs

Adjusted shipping and payment costs is a non-IFRS financial measure that we calculate as shipping and payment costs adjusted to exclude Other transaction-related, certain legal and other expenses.

Adjusted selling, general and administrative expenses

Adjusted selling, general and administrative expenses is a non-IFRS financial measure that we calculate as selling, general and administrative expenses adjusted to exclude Other transaction-related, certain legal and other expenses and Share-based compensation expense.

Adjusted Other income (loss), net

Adjusted other income (loss), net is a non-IFRS financial measure that we calculate as other income (loss), net adjusted to exclude Other transaction-related, certain legal and other expenses, and foreign exchange gains and losses arising on intercompany balances.

Factors Affecting our Performance

To analyze our business performance, determine financial forecasts and help develop long-term strategic plans, we focus on the factors described below. While each of these factors presents significant opportunity for our business, collectively, they also pose important challenges that we must successfully address in order to sustain our growth, improve our operating results and achieve and maintain our profitability, including those discussed below and in the section of the Annual Report titled “Risk Factors”.

Acquisition of YNAP

The impact of the YNAP Acquisition is reflected in our financial results for the three months and nine months ended March 31, 2026. Specifically, the transaction materially expanded our revenue base and asset portfolio following its closing in the fourth quarter of the previous fiscal year. Accordingly, LuxExperience’s results for the three months and nine months ended March 31, 2026 are not directly comparable to the results for the corresponding period in the prior year, given the inclusion of YNAP’s operations. The substantial increase in scale and operational scope during the most recent fiscal year also introduces additional complexity when assessing year-over-year performance.

Given these factors, investors should carefully consider the material impact of the YNAP Acquisition on our financial and operational metrics when evaluating our historical performance and future prospects. The expanded scale, geographic footprint, and synergies associated with the YNAP Acquisition are expected to enhance our competitive positioning globally, but the integration process and related costs may introduce variability to our short-term financial performance.

Overall Economic Trends

The overall economic environment and related changes in consumer behavior have a significant impact on our business. Though it is generally more muted in our high-net-worth customer cohort versus a broader demographic, positive conditions in the broader economy promote customer spending on our website, while economic weakness generally results in a reduction of customer spending. Global macroeconomic factors can affect customer spending patterns, and consequently our results of operations. These include, but are not limited to, employment rates, trade negotiations and policies (including tariffs), foreign currency exchange rate fluctuations, availability of credit, inflation, interest rates, regional military conflicts and fuel and energy costs. In addition, during periods of low unemployment, we generally experience higher labor costs.

Iran Conflict, Supply Disruptions and Energy Costs

Our results of operations for the three months ended March 31, 2026 include impacts of the macroeconomic landscape and regional instability stemming from the Iran conflict beginning in late February, 2026. This environment caused sustained supply disruptions through the strait of Hormuz and contributed to significant escalations in global energy costs, which sustained inflationary pressures.

To offset potentially rising costs and protect our gross margins, we may implement price increases, which may adversely influence consumer behavior. Furthermore, the geopolitical climate has triggered significant foreign exchange volatility. As a global online provider of luxury products, the strengthening of the U.S. dollar against other major trading currencies, in particular the Euro, creates a tailwind for revenue and may impact our financial performance.

These external pressures may influence consumer behavior, including by leading to more cautious discretionary spending patterns.

Growth in Brand Awareness

We will continue to invest in brand marketing activities to expand brand awareness. As we build our customer base, we will launch additional brand marketing campaigns, host physical “money-can’t-buy” experiences, develop exclusive capsule collections with some of the most luxurious brands and produce in-house product content to attract new customers to our platform. If we fail to cost-effectively promote our brand or convert impressions into new customers, our net sales growth and profitability may be adversely affected.

Luxury Brand Partners

Our business model relies on providing our customers access to a curated assortment of top luxury brands. We believe our longstanding relationships with top luxury fashion brands represent a competitive advantage. We employ a rigorous framework and deep buying expertise, informed by customer data, to meticulously buy and curate an exclusive assortment on our website. As we grow, we strive to maintain our exclusive relationships while forming new relationships with up and coming brands to the extent there is customer demand for such brands. However, if we are unsuccessful in maintaining these relationships or developing new relationships, our business and results of operations may be adversely affected.

Growth of Online Luxury and Off-Price

According to Bain & Company’s Luxury Goods Worldwide Market Monitor (Fall 2024 and 2025) (the “Bain Study”), the online penetration of luxury personal goods is expected to increase from 20% to 33% from 2023 to 2030. This growth in online will be driven by online platforms taking share from traditional retailers, supported by consumer preference for online shopping and the ease afforded by multi-brand sites. In response to the online shift, the luxury market is innovating and evolving with new niche collections and customization options. LuxExperience has a long history of being at the forefront of this dialogue experimenting with brand partners through relevant brand collaborations and exclusive product offerings. However, if we fail to capture the future online spending shift with relevant product or if our competitors engage in promotional activity over multiple seasons, our customer growth may decelerate and our results of operations may be adversely affected.

Growth in Men’s, Kidswear, Life and Fine Jewelry at LuxExperience

In 2019 we launched Mytheresa Kids, and in January 2020, we launched Mytheresa Men to expand our curated offering to these large and underserved categories. We believe there is a lack of curated online multi-brand offerings in both categories which we can capture through our differentiated value proposition. We have built out full buying, marketing and merchandising teams, leveraged our brand relationships and are supporting these categories with exclusive capsules, experiences and content. We believe we can curate and assort collections for men, as we have done with women’s, expanding our value proposition to these new categories. We launched the new category “Life” in May 2022, extending Mytheresa’s renowned multi-brand shopping approach into all aspects of luxury lifestyle. Life presents the most elevated selection of home décor and other lifestyle products, further deepening the relationship with our high value customers that have a passion for luxury design in their wardrobes as well as their homes. In the fourth quarter of fiscal 2023 we introduced certified pre-owned luxury watches in collaboration with Bucherer, an extension of fine jewelry assortment. With the recent addition of our Luxury | NAP & MRP segment, LuxExperience has expanded its total product offering into luxury lifestyle, including across fine watches and jewelry, grooming, lifestyle products, and home décor. Being the only curated luxury online platform to combine womenswear, menswear, kidswear, lifestyle products and fine jewelry, makes LuxExperience a truly unique and engaging destination for luxury shoppers. To the extent that we are not successful in expanding and scaling our Men’s, Kidswear, Life and Fine Jewelry categories, our business, results of operations and financial condition may be adversely affected.

Inventory Management

We utilize our customer data and collaborate with brand partners to assort a highly relevant assortment of products for our customers. The expertise of our buyers and our data help us gauge demand and product architecture to optimize our inventory position. Through analyzing customer feedback and real-time customer purchase behavior, we are able to efficiently predict demand, sizing and colorways beyond the insights of our buyers. This minimizes our portfolio risk and increases our sell-through. As we scale, our buying process is expected to be further enhanced through the growth in our global data repository and our ability to leverage data science as part of the buying process. Additionally, our investments in different facets of our inventory offering fluctuate alongside shifting consumer trends and the fundamental needs of our business. To the extent that we are not successful in effectively managing our inventory, including accurately forecasting demand and optimizing assortment and purchasing decisions, our business, results of operations and financial condition may be adversely affected.

Investment in our Operations and Infrastructure

As we enhance our offering and grow our customer base, we will incur additional expenses. Our future investments in operations, like our investments in the new distribution center in Leipzig, and infrastructure will be informed by our understanding of global luxury trends and the needs of our platform. As we continue to scale, we will be required to support our online offering with additional personnel. We will invest capital in inventory, fulfillment capabilities, and logistics infrastructure as we drive efficiencies in our business, localize our offering, enter new categories and partner with new brands. We will also actively monitor our fulfillment capacity needs, investing in capacity and automation in a selective manner. Our transformation program at YNAP has to date required, and will continue in the future to require, significant investment in operations and infrastructure, alongside selective warehouse closures, divestments and consolidation of operations.

Curated Platform Model (CPM) and other commission based partnership models

Curated Platform Model (“CPM”) integrates Mytheresa with brand partners’ direct retail operations which provides access to highly desirable products at scale, improves capital efficiency and is accretive to top- and bottom-line. The products are selected by Mytheresa out of a much larger brand retail collection. Through the CPM, we are able to directly maintain the customer relationship and manage the fulfilment of the order up to the shipment to the end customer. Early season deliveries are aligned with retail channels. In addition, Mytheresa receives regular in-season replenishment of core as well as seasonal products. The product is delivered to Mytheresa distribution center; however, the inventory is owned by the brand partner until it is delivered to a customer. Unsold merchandise will either be returned to the brand partner by the end of the season or carried forward for the new season. Mytheresa acts as an agent, with the CPM platform fees recorded as net sales. The Luxury | NAP & MRP segment also has established similar commission-based partnership models. To the extent that we are not successful in operating and scaling our Curated Platform Model and other commission- based partnership models, including maintaining brand partner relationships and executing fulfilment and customer experience, our business, results of operations and financial condition may be adversely affected.

Integration of YNAP and Realization of Synergies

Our future performance depends on the successful integration of the YNAP business and the execution of our transformation plan. The combination offers significant potential for operational efficiencies, technology migration, and shared functional platforms. To unlock these benefits, we are implementing a transformation plan focused on brand differentiation, streamlined operations, and disciplined cost control. Effective execution of this plan is essential to realizing the expected synergies and value creation. In addition, we recently signed a definitive agreement to sell THE OUTNET business, which closed in the fourth quarter of fiscal year 2026. This disposal is expected to allow our Off-Price segment to focus its resources on the YOOX business and allow us to accelerate the overall transformation plan in regard to an efficient infrastructure platform for our Luxury | NAP & MRP segment.

Components of our Results of Operations

Net sales

Net sales consist of revenues earned from sales of clothing, bags, shoes, accessories, fine jewelry and other categories through our sites and our two retail stores, as well as shipping revenue and delivery duties paid when applicable, net of promotional discounts and returns. The platform fees originating from the curated platform model, other commission fees and retail media revenues are also included in our net sales. Revenue is generally recognized upon delivery to the end customer. Changes in our reported net sales are mainly driven by changes in the number and quality of our active customers, changes in average order value, the total number of orders shipped and fees in relation to our curated platform model.

Cost of sales, exclusive of depreciation and amortization

Cost of sales, exclusive of depreciation and amortization includes the cost of merchandise sold, net of trade discounts, in addition to inventory write-offs and delivery costs of product from our brand partners. These costs fluctuate with changes in net sales and changes in inventory write-offs due to inventory aging. For CPM and other commission revenue, we do not incur cost of sales as the purchase price of the goods sold is borne by the CPM brand partner.

Gross Profit

Gross profit equals our net sales reduced by cost of sales, exclusive of depreciation and amortization. Gross profit as a percentage of our net sales is referred to as gross profit margin. The gross profit margin may fluctuate with the degree of promotional intensity in the industry.

Shipping and payment costs

Shipping and payment costs consist primarily of shipping fees paid to our delivery providers, packaging costs, delivery duties paid for international sales and payment processing fees paid to third parties. Shipping and payment costs fluctuate based on the number of orders shipped and net sales. General increases are due to a higher share of international sales and a higher share of countries where the company bears all customs duties for the customer, for example in the United States.

Marketing expenses

Marketing expenses primarily consist of online advertising costs aimed towards acquiring new customers, including fees paid to our advertising affiliates, marketing to existing customers, and other marketing costs, which include events productions, communication, and development of creative content.

Selling, general and administrative expenses

Selling, general and administrative expenses include personnel costs and other types of general and administrative expenses. Personnel costs, which constitute the largest percentage of selling, general and administrative expenses, include salaries, benefits, and other personnel-related costs for all departments within the Company, including fulfillment and marketing operations, creative content production, IT, buying, and general corporate functions. General and administrative expenses include IT expenses, rent expenses for leases not capitalized under IFRS 16, consulting services, insurance costs, share-based compensation expense as well as other transaction related, certain legal and other expenses.

Depreciation, amortization and impairment losses

Depreciation, amortization and impairment losses includes the depreciation of property and equipment, including right-of-use assets capitalized under IFRS 16, leasehold improvements, amortization of technology and other intangible assets and impairment losses recognized in accordance with IAS 36.

Other income (expense), net

Other income (expense), net principally consists of gains or losses from foreign currency fluctuations, gains or losses on disposal of property and equipment and other miscellaneous expenses and income.

Finance income (costs), net

Finance income (costs), net in the three months and nine months ended March 31, 2026 comprises both income and expense components. Finance income principally consists of interest income earned on cash deposits and short-term investments entered into during the current period. Finance costs relate to interest expense on our leases as well as on our syndicated revolving credit facilities (the “Syndicated RCFs”) with Commerzbank Aktiengesellschaft (“Commerzbank”), UniCredit Bank AG (“UniCredit”) and J.P. Morgan Chase SE. As of March 31, 2026, LuxExperience Group had no borrowings outstanding under its €100 million RCF, while €23.3 million was utilized for guarantees issued under the facility.

Results of Operations

		Three Months Ended		Nine Months Ended
		March 31,		March 31,
(in € thousands)	Note	2025	2026	2025	2026
Net sales	7,8	242,508	618,469	667,194	1,838,890
Cost of sales, exclusive of depreciation and amortization	10	(133,976)	(337,139)	(356,443)	(998,102)
Gross profit		108,532	281,330	310,751	840,788
Shipping and payment cost		(36,613)	(102,929)	(99,671)	(290,115)
Marketing expenses		(26,525)	(59,448)	(81,594)	(171,252)
Selling, general and administrative expenses		(44,890)	(131,159)	(149,628)	(450,483)
Depreciation, amortization and impairment losses		(3,892)	(18,743)	(14,949)	(43,838)
Other income (expense), net		(2,035)	1,222	(2,916)	(8,995)
Operating loss		(5,422)	(29,727)	(38,006)	(123,896)
Finance costs	11	(969)	(3,411)	(4,143)	(10,240)
Finance income	11	-	3,370	-	6,739
Finance costs, net		(969)	(40)	(4,143)	(3,501)
Loss before income taxes		(6,391)	(29,768)	(42,149)	(127,396)
Income tax (expense) benefit	12	898	(1,425)	8,445	(4,352)
Net loss from continuing operations		(5,493)	(31,193)	(33,704)	(131,749)
Loss from discontinued operations net of tax	9	-	(4,217)	-	(9,597)
Net loss		(5,493)	(35,410)	(33,704)	(141,345)
Cash Flow Hedge		2,807	(2,121)	(371)	(6,962)
Income Taxes related to Cash Flow Hedge		(783)	592	104	1,943
Foreign currency translation		21	4,140	39	10,373
Other comprehensive income (loss)		2,044	2,611	(229)	5,354
Comprehensive loss		(3,449)	(32,799)	(33,933)	(135,991)

Basic & diluted earnings per share, € - continuing operations		(0.06)	(0.22)	(0.39)	(0.94)
Basic & diluted earnings per share, € - discontinued operations		(0.00)	(0.03)	(0.00)	(0.07)
Basic & diluted earnings per share, € - total		(0.06)	(0.25)	(0.39)	(1.01)
Weighted average ordinary shares outstanding (basic and diluted) – in millions (1)		87.4	140.3	87.3	140.0

(1)	In accordance with IAS 33, includes contingently issuable shares that are fully vested and can be converted at any time for no consideration. For further details, refer to note 14.

Percentages are in relation to GMV; Gross Profit and Adjusted EBITDA percentages are in relation to Net Sales.

	Three Months Ended March 31,
(in € thousands)	2025		2026
Gross Merchandise Value (GMV)	261,317	100.0%	653,787	100.0%

Net sales	242,508	92.8%	618,469	94.6%
Cost of sales, exclusive of depreciation and amortization	(133,976)	(51.3)%	(337,139)	(51.6)%
Gross profit	108,532	44.8%	281,330	45.5%
Adjusted Shipping and payment cost	(36,613)	(14.0)%	(102,703)	(15.7)%
Marketing expenses	(26,525)	(10.2)%	(59,448)	(9.1)%
Adjusted Selling, general and administrative expenses	(34,010)	(13.0)%	(119,829)	(18.3)%
Adjusted Other income (loss), net	(2,035)	(0.8)%	5,626	0.9%
Adjusted EBITDA	9,349	3.9%	4,976	0.8%

	Nine Months Ended March 31,
(in € thousands)	2025		2026
Gross Merchandise Value (GMV)	722,551	100.0%	1,948,596	100.0%

Net sales	667,194	92.3%	1,838,890	94.4%
Cost of sales, exclusive of depreciation and amortization	(356,443)	(49.3)%	(998,102)	(51.4)%
Gross profit	310,751	46.6%	840,788	45.7%
Adjusted Shipping and payment cost	(99,577)	(13.8)%	(286,214)	(14.7)%
Marketing expenses	(81,594)	(11.3)%	(171,252)	(8.8)%
Adjusted Selling, general and administrative expenses	(98,218)	(13.6)%	(381,132)	(19.6)%
Adjusted Other income (loss), net	(2,916)	(0.4)%	(2,066)	(0.1)%
Adjusted EBITDA	28,446	4.3%	123	0.0%

Gross Merchandise Value (GMV)

	Three Months Ended March 31,
			Change	Change
(in € thousands)	2025	2026	Absolute	in % / BPs
Gross Merchandise Value (GMV)	261,317	653,787	392,469	150.2%

	Nine Months Ended March 31,
			Change	Change
(in € thousands)	2025	2026	Absolute	in % / BPs
Gross Merchandise Value (GMV)	722,551	1,948,596	1,226,045	169.7%

GMV increased by €392.5 million, or 150.2%, from €261.3 million to €653.8 million for the three months ended March 31, 2026, compared to the three months ended March 31, 2025. For the nine months ended March 31, 2026, GMV increased by €1.2 billion, or 169.7%, from €722.6 million to €1.9 billion, compared to the nine months ended March 31, 2025.

For the three months ended March 31, 2026, the increase included €374.2 million attributable to the YNAP Acquisition, consisting of €243.4 million in the Luxury | NAP & MRP segment and €130.7 million in the Off-Price | YOOX segment. GMV growth in the Luxury | Mytheresa segment of €18.2 million, or 7.0%, was primarily driven by an increase in average order value.

For the nine months ended March 31, 2026, the increase included €1.2 billion attributable to the YNAP Acquisition, with €758.6 million contributed by in the Luxury | NAP & MRP segment and €374.6 million contributed by the Off-Price | YOOX segment. GMV growth in the Luxury | Mytheresa segment of €71.8 million, or 9.9%, was primarily driven by an increase in average order value.

GMV indicates the total amount of merchandise that our customers transact on our platform, and it reveals the depth of our customer relationships.

Net sales

	Three Months Ended March 31,
			Change	Change
(in € thousands)	2025	2026	Absolute	in % / BPs
Net sales	242,508	618,469	375,961	155.0%
Gross Merchandise Value (GMV)	261,317	653,787	392,469	150.2%
Net sales percentage of GMV	92.8%	94.6%		180	BPs

	Nine Months Ended March 31,
			Change	Change
(in € thousands)	2025	2026	Absolute	in % / BPs
Net sales	667,194	1,838,890	1,171,696	175.6%
Gross Merchandise Value (GMV)	722,551	1,948,596	1,226,045	169.7%
Net sales percentage of GMV	92.3%	94.4%		200	BPs

Net sales increased from €242.5 million to €618.5 million for the three months ended March 31, 2026, compared to the three months ended March 31, 2025, representing an increase of €376.0 million or 155.0%. For the nine months ended March 31, 2026, net sales increased from €667.2 million to €1.8 billion, compared to the nine months ended March 31, 2025, representing an increase of €1.2 billion or 175.6%.

For the three months ended March 31, 2026, €362.4 million of this increase is attributable to the YNAP Acquisition, primarily driven by €231.6 million and €130.7 million from the Luxury | NAP & MRP and Off-Price | YOOX segments, respectively. Net sales growth in the Luxury | Mytheresa segment of €13.5 million was primarily driven by an increase in average order value. GMV growth of €18.2 million exceeded growth in net sales, primarily driven by above average performance of selected CPM brands.

For the nine months ended March 31, 2026, €1.1 billion of the increase in net sales is attributable to the YNAP Acquisition, which contributed €721.0 million and €374.6 million for the Luxury | NAP & MRP and Off-Price | YOOX segments, respectively. Net sales growth in the Luxury | Mytheresa segment of €57.9 million was primarily driven by an increase in average order value. GMV growth of €71.8 million exceeded growth in net sales, primarily driven by above average performance of selected CPM brands.

Performance of CPM brands is only reflected with the commission we receive in net sales. The commission from CPM brands represents less than 10% of total net sales.

Cost of sales, exclusive of depreciation and amortization

	Three Months Ended March 31,
			Change	Change
(in € thousands)	2025	2026	Absolute	in % / BPs
Cost of sales, exclusive of depreciation and amortization	(133,976)	(337,139)	(203,163)	151.6%
Percentage of Net sales	(55.2)%	(54.5)%		70	BPs
Percentage of GMV	(51.3)%	(51.6)%		(30	) BPs

	Nine Months Ended March 31,
			Change	Change
(in € thousands)	2025	2026	Absolute	in % / BPs
Cost of sales, exclusive of depreciation and amortization	(356,443)	(998,102)	(641,659)	180.0%
Percentage of Net sales	(53.4)%	(54.3)%		(90	) BPs
Percentage of GMV	(49.3)%	(51.2)%		(190	) BPs

Cost of sales, exclusive of depreciation and amortization, increased by €203.2 million, or 151.6%, from €134.0 million for the three months ended March 31, 2025 to €337.1 million for the three months ended March 31, 2026.

For the nine months ended March 31, 2026, cost of sales increased by €641.7 million, or 180.0%, from €356.4 million to €998.1 million. The increase was primarily driven by the YNAP acquisition, which contributed €380.0 million to Luxury NAP & MRP and €228.9 million to Off-Price YOOX during the nine-month period.

For the Luxury | Mytheresa segment, cost of sales increased mainly due to higher average order values, partly offset by a modest decline in total order volumes over the last twelve months.

Cost of sales as a percentage of net sales decreased to 54.5% from 55.2% for the three months ended March 31, 2026, and increased to 54.3% from 53.4% for the nine months ended March 31, 2026.

Gross profit

	Three Months Ended March 31,
			Change	Change
(in € thousands)	2025	2026	Absolute	in % / BPs
Gross Profit	108,532	281,330	172,798	159.2%
Percentage of Net sales	44.8%	45.5%		70	BPs
Percentage of GMV	41.5%	43.0%		150	BPs

	Nine Months Ended March 31,
			Change	Change
(in € thousands)	2025	2026	Absolute	in % / BPs
Gross Profit	310,751	840,788	530,037	170.6%
Percentage of Net sales	46.6%	45.7%		(90	) BPs
Percentage of GMV	43.0%	43.1%		10	BPs

Gross profit was €281.3 million for the three months ended March 31, 2026, representing an increase of €172.8 million, or 159.2%, compared to the prior-year period. For the nine months ended March 31, 2026, gross profit was €840.8 million, representing an increase of €530.0 million, or 170.6%, compared to the prior-year period.

For the three months ended March 31, 2026, €160.6 million of this increase year-over-year is attributable to the YNAP Acquisition, which contributed €112.4 million and €49.0 million for the Luxury | NAP & MRP and Off-Price | YOOX segments, respectively. For the Luxury | Mytheresa segment, for the three months ended March 31, 2026, the gross profit margin increased from 44.8% to 47.1% compared to the prior year period. The increase was driven mostly by a higher percentage of products being sold at full price.

For the nine months ended March 31, 2026 €492.2 million of this increase year-over-year is attributable to the YNAP Acquisition, which contributed €341.0 million and €145.7 million for the Luxury | NAP & MRP and Off-Price | YOOX segments, respectively. For the Luxury | Mytheresa segment, for the nine months ended March 31, 2026, the gross profit margin increased from 46.6 % to 48.1% compared to the prior year period. The increase was driven mostly by a higher percentage of products being sold at full price.

Shipping and payment costs

	Three Months Ended March 31,
			Change	Change
(in € thousands)	2025	2026	Absolute	in % / BPs
Shipping and payment cost	(36,613)	(102,929)	(66,316)	181.1%
Percentage of Net sales	(15.1)%	(16.6)%		(150	) BPs
Percentage of GMV	(14.0)%	(15.7)%		(170	) BPs

	Nine Months Ended March 31,
			Change	Change
(in € thousands)	2025	2026	Absolute	in % / BPs
Shipping and payment cost	(99,671)	(290,115)	(190,444)	191.1%
Percentage of Net sales	(14.9)%	(15.8)%		(80	) BPs
Percentage of GMV	(13.8)%	(14.9)%		(110	) BPs

Shipping and payment costs increased by €66.3 million, or 181.1% for the three months ended March 31, 2026 and by €190.4 million, or 191.1% for the nine months ended March 31, 2026 compared to the respective prior year periods.

	Three Months Ended March 31,
			Change	Change
(in € thousands)	2025	2026	Absolute	in % / BPs
Shipping and payment cost	(36,613)	(102,929)	(66,316)	181.1%
Other transaction-related, certain legal and other expenses (1)	-	226	226	N/A
Adjusted Shipping and payment cost	(36,613)	(102,703)	(66,090)	180.5%
Percentage of Net sales	(15.1)%	(16.6)%		(150	) BPs
Percentage of GMV	(14.0)%	(15.7)%		(170	) BPs

	Nine Months Ended March 31,
			Change	Change
(in € thousands)	2025	2026	Absolute	in % / BPs
Shipping and payment cost	(99,671)	(290,115)	(190,444)	191.1%
Other transaction-related, certain legal and other expenses (1)	94	3,901	3,807	4,050.3%
Adjusted Shipping and payment cost	(99,577)	(286,214)	(186,637)	187.4%
Percentage of Net sales	(14.9)%	(15.6)%		(60	) BPs
Percentage of GMV	(13.8)%	(14.7)%		(90	) BPs

(1)	Included in other transaction-related, certain legal and other expenses for the three months and nine months ended March 31, 2026 are other non-recurring expenses related to the closure of warehouses. Included in other transaction-related, certain legal and other expenses for the three and nine months ended March 31, 2025, are other non-recurring expenses incurred in connection with the costs of our new distribution center in Leipzig.

Adjusted shipping and payment costs increased from €36.6 million to €102.7 million for the three months ended March 31, 2026, compared to the prior year period, representing an increase of €66.1 million, or 180.5%. For the nine months ended March 31, 2026, adjusted shipping and payment costs increased from €99.6 million to €286.2 million, compared to the prior year period, representing an increase of €186.6 million, or 187.4%.

For the three months ended March 31, 2026 €56.6 million of this increase is attributable to the YNAP Acquisition, which contributed €35.5 million and €21.0 million for the Luxury | NAP & MRP and Off-Price | YOOX segments, respectively. For the Luxury | Mytheresa segment, the increase in the shipping and payment cost ratio in relation to GMV from 14.0% to 16.5% during the three months ended March 31, 2026 is as a result of higher US tariffs.

For the nine months ended March 31, 2026, €162.8 million of this increase is attributable to the YNAP Acquisition, which contributed €102.7 million and €58.1 million for the Luxury | NAP & MRP and Off-Price | YOOX segments, respectively. For the Luxury | Mytheresa segment, the increase in the shipping and payment cost ratio in relation to GMV from 13.8% to 15.5% during the nine months ended March 31, 2026 is as a result of higher US tariffs.

Marketing expenses

	Three Months Ended March 31,
			Change	Change
(in € thousands)	2025	2026	Absolute	in % / BPs
Marketing expenses	(26,525)	(59,448)	(32,923)	124.1%
Percentage of Net sales	(10.9)%	(9.6)%		130	BPs
Percentage of GMV	(10.2)%	(9.1)%		110	BPs

	Nine Months Ended March 31,
			Change	Change
(in € thousands)	2025	2026	Absolute	in % / BPs
Marketing expenses	(81,594)	(171,252)	(89,658)	109.9%
Percentage of Net sales	(12.2)%	(9.3)%		290	BPs
Percentage of GMV	(11.3)%	(8.8)%		250	BPs

Marketing expenses increased by €32.9 million, or 124.1% for the three months ended March 31, 2026 and by €89.7 million, or 109.9% for the nine months ended March 31, 2026 compared to the respective prior year periods.

For the three months ended March 31, 2026, the increase included €32.4 million attributable to the YNAP Acquisition, consisting of €24.5 million in the Luxury | NAP & MRP segment and €7.9 million in the Off-Price | YOOX segment.

For the nine months ended March 31, 2026, the increase included €87.3 million attributable to the YNAP Acquisition, consisting of €64.7 million in the Luxury | NAP & MRP segment and €22.5 million in the Off-Price | YOOX segment.

For the Luxury | Mytheresa segment, marketing expenses increased by €0.5 million, or 2.0% for the three months ended March 31, 2026 and by €2.4 million, or 2.9% for the nine months ended March 31, 2026 compared to the prior year periods. For the three and nine months ended March 31, 2026, the marketing cost ratio in relation to GMV decreased slightly by 0.5% and 0.7% respectively.

Selling, general and administrative expenses

	Three Months Ended March 31,
			Change	Change
(in € thousands)	2025	2026	Absolute	in % / BPs
Selling, general and administrative expenses	(44,890)	(131,159)	(86,269)	192.2%
Percentage of Net sales	(18.5)%	(21.2)%		(270	) BPs
Percentage of GMV	(17.2)%	(20.1)%		(290	) BPs

	Nine Months Ended March 31,
			Change	Change
(in € thousands)	2025	2026	Absolute	in % / BPs
Selling, general and administrative expenses	(149,628)	(450,483)	(300,855)	201.1%
Percentage of Net sales	(22.4)%	(24.5)%		(210	) BPs
Percentage of GMV	(20.7)%	(23.1)%		(240	) BPs

Selling, general, and administrative expenses increased by €86.3 million, or 192.2% for the three months ended March 31, 2026 and by €300.9 million, or 201.1% for the nine months ended March 31, 2026 compared to the respective prior year periods.

	Three Months Ended March 31,
			Change	Change
(in € thousands)	2025	2026	Absolute	in % / BPs
Personnel expenses	(29,346)	(87,320)	(57,974)	197.6%
Percentage of Net sales	(12.1)%	(14.1)%		(200	) BPs
Percentage of GMV	(11.2)%	(13.4)%		(210	) BPs

General and administrative expenses	(15,544)	(43,839)	(28,295)	182.0%
Percentage of Net sales	(6.4)%	(7.1)%		(70	) BPs
Percentage of GMV	(5.9)%	(6.7)%		(80	) BPs
Selling. general and administrative expenses	(44,890)	(131,159)	(86,269)	192.2%

	Nine Months Ended March 31,
			Change	Change
(in € thousands)	2025	2026	Absolute	in % / BPs
Personnel expenses	(96,260)	(298,510)	(202,250)	210.1%
Percentage of Net sales	(14.4)%	(16.2)%		(180	) BPs
Percentage of GMV	(13.3)%	(15.3)%		(200	) BPs

General and administrative expenses	(53,368)	(151,973)	(98,605)	184.8%
Percentage of Net sales	(8.0)%	(8.3)%		(30	) BPs
Percentage of GMV	(7.4)%	(7.8)%		(40	) BPs
Selling. general and administrative expenses	(149,628)	(450,483)	(300,855)	201.1%

Other general and administrative expenses increased by €28.3 million, or 182.0% for the three months ended March 31, 2026 and by €98.6 million, or 184.8% for the nine months ended March 31, 2026 compared to the respective prior year periods.

	Three Months Ended March 31,
			Change	Change
(in € thousands)	2025	2026	Absolute	in % / BPs
Selling, general and administrative expenses	(44,890)	(131,159)	(86,269)	192.2%
Share-based compensation(1)	3,513	4,950	1,436	40.9%
Other transaction-related, certain legal and other expenses(2)	7,367	6,380	(987)	(13.4)%
Adjusted SG&A	(34,010)	(119,829)	(85,819)	252.3%
Percentage of Net sales	(14.0)%	(19.4)%	(540	) BPs
Percentage of GMV	(13.0)%	(18.3)%	(530	) BPs

	Nine Months Ended March 31,
			Change	Change
(in € thousands)	2025	2026	Absolute	in % / BPs
Selling, general and administrative expenses	(149,628)	(450,483)	(300,855)	201.1%
Share-based compensation(1)	13,155	11,954	(1,201)	(9.1)%
Other transaction-related, certain legal and other expenses(2)	38,256	57,397	19,141	50.0%
Adjusted SG&A	(98,218)	(381,132)	(282,915)	288.1%
Percentage of Net sales	(14.7)%	(20.7)%		(600	) BPs
Percentage of GMV	(13.6)%	(19.6)%		(600	) BPs

(1)	Certain members of management and supervisory board members have been granted share-based compensation for which the share-based compensation expense will be recognized upon defined vesting schedules in the future periods. Our methodology to adjust for share-based compensation and subsequently calculate Adjusted EBITDA includes both share-based compensation expense connected to the IPO and share-based compensation expense recognized in connection with grants under the Long-Term Incentive Plan (LTI) for the LuxExperience Group’s key management members as well as share-based compensation expense due to Supervisory Board Members Plans. We do not consider share-based compensation expense to be indicative of our core operating performance. For further information about how we calculate these measures and limitations of its use, see below.

(2)	Includes Other transaction-related, certain legal and other expenses including (i) professional fees, including advisory and accounting fees, related to potential transactions, (ii) certain legal and other expenses incurred outside the ordinary course of our business and (iii) other non-recurring expenses incurred in connection with the costs of our new distribution center in Leipzig.

Excluding share-based compensation expense, transaction-related costs, and certain legal and other expenses, adjusted selling, general, and administrative expenses increased by €85.8 million, or 252.3% for the three months ended March 31, 2026 and by €282.9 million, or 288.1% for the nine months ended March 31, 2026 compared to the respective prior year periods.

For the three months ended March 31, 2026, this increase included €85.7 million attributable to the YNAP Acquisition, consisting of €57.0 million in the Luxury | NAP & MRP segment and €28.7 million in the Off-Price | YOOX segment.

For the nine months ended March 31, 2026, the increase included €284.0 million attributable to the YNAP Acquisition, consisting of €185.1 million in the Luxury | NAP & MRP segment and €97.3 million in the Off-Price | YOOX segment.

For the Luxury | Mytheresa segment, adjusted selling, general, and administrative expenses increased by €160 thousand for the three months ended March 31, 2026 and decreased by €1.0 million, or 1.0%, for the nine months ended March 31, 2026 compared to the prior year periods. The lower increase in relation to GMV is due to continued cost leverage.

	Three Months Ended March 31,
			Change	Change
(in € thousands)	2025	2026	Absolute	in % / BPs
Personnel expenses	(29,346)	(87,320)	(57,974)	197.6%
Share-based compensation	3,513	4,950	1,436	40.9%
Total Personnel expenses excl. share-based compensation	(25,832)	(82,370)	(56,537)	218.9%
Percentage of Net sales	(10.7)%	(13.3)%		(270	) BPs
Percentage of GMV	(9.9)%	(12.6)%		(270	) BPs

	Nine Months Ended March 31,
			Change	Change
(in € thousands)	2025	2026	Absolute	in % / BPs
Personnel expenses	(96,260)	(298,510)	(202,250)	210.1%
Share-based compensation	13,155	11,954	(1,201)	(9.1)%
Total Personnel expenses excl. share-based compensation	(83,104)	(286,556)	(203,452)	244.8%
Percentage of Net sales	(12.5)%	(15.6)%		(310	) BPs
Percentage of GMV	(11.5)%	(14.7)%		(320	) BPs

The increase in personnel expenses for the three and nine months ended March 31, 2026 is mainly driven by an increase of personnel overall due to the YNAP Acquisition. Overall, personnel expenses excluding share-based compensation expense as a percentage of GMV increased by 270 basis points and 320 basis points for the three and nine months ended March 31, 2026 respectively.

Other income (expense), net

	Three Months Ended March 31,
(in € thousands)	2025	2026	Change Absolute	Change in % / BPs
Other income (expense), net	(2,035)	1,222	3,257	160.0%
Percentage of Net sales	(0.8)%	0.2%		100	BPs
Percentage of GMV	(0.8)%	0.2%		100	BPs

	Nine Months Ended March 31,
(in € thousands)	2025	2026	Change Absolute	Change in % / BPs
Other income (expense), net	(2,916)	(8,995)	(6,079)	208.5%
Percentage of Net sales	(0.4)%	(0.5)%		(10	) BPs
Percentage of GMV	(0.4)%	(0.5)%		(10	) BPs

Other income (expense), net increased favorably by €3.3 million, or 160.0%, for the three months ended March 31, 2026 and decreased by €6.1 million, or negative 208.5%, for the nine months ended March 31, 2026 compared to the respective prior year periods.

	Three Months Ended March 31,
			Change	Change
(in € thousands)	2025	2026	Absolute	In % / BPs
Other income (expense), net	(2,035)	1,222	3,257	160.0%
Foreign exchange (gains) losses on intercompany balances	—	4,404	4,404	N/A
Other transaction-related, certain legal and other expenses	—	—	—	—
Adjusted Other income (expense), net	(2,035)	5,626	7,661	376.5%
Percentage of Net sales	(0.8)%	0.9%		170	BPs
Percentage of GMV	(0.8)%	0.9%		160	BPs

	Nine Months Ended March 31,
			Change	Change
(in € thousands)	2025	2026	Absolute	in % / BPs
Other income (expense), net	(2,916)	(8,995)	(6,079)	208.5%
Foreign exchange (gains) losses on intercompany balances	—	8,318	8,318	N/A
Other transaction-related, certain legal and other expenses	—	(1,390)	(1,390)	N/A
Adjusted Other income (expense), net	(2,916)	(2,066)	850	29.1%
Percentage of Net sales	(0.4)%	(0.1)%		30	BPs
Percentage of GMV	(0.4)%	(0.1)%		30	BPs

Adjusted other income (expense), net increased by €7.7 million, or 376.5%, for the three months ended March 31, 2026 and by €0.8 million, or 29.1%, for the nine months ended March 31, 2026 compared to the respective prior year periods.

Excluding the impact of foreign exchange gains (losses) on intercompany balances and other transaction-related, for the three and nine months ended March 31, 2026, the respective increase and decrease are primarily driven by foreign currency exchange rate fluctuations following the YNAP Acquisition.

Depreciation, amortization and impairment losses

	Three Months Ended March 31,
			Change	Change
(in € thousands)	2025	2026	Absolute	in % / BPs
Depreciation, amortization and impairment losses	(3,892)	(18,743)	(14,851)	381.6%
Percentage of Net sales	(1.6)%	(3.0)%		(140	) BPs
Percentage of GMV	(1.5)%	(2.9)%		(140	) BPs

	Nine Months Ended March 31,
			Change	Change
(in € thousands)	2025	2026	Absolute	in % / BPs
Depreciation, amortization and impairment losses	(14,949)	(43,838)	(28,889)	193.2%
Percentage of Net sales	(2.2)%	(2.4)%		(10	) BPs
Percentage of GMV	(2.1)%	(2.2)%		(20	) BPs

Depreciation, amortization and impairment losses increased by €14.9 million from €3.9 million for the three months ended March 31, 2025, to €18.7 million for the three months ended March 31, 2026, and increased by €28.9 million from €14.9 million to €43.8 million for the nine months ended March 31, 2026. The increase primarily reflects higher depreciation and amortization resulting from additional right-of-use assets and property, plant and equipment recognized in connection with the YNAP Acquisition. The increase also includes the effect of an impairment loss of €3.4 million which relates to the Clifton distribution center right-of-use asset.

Finance income (costs), net

	Three Months Ended March 31,
			Change	Change
(in € thousands)	2025	2026	Absolute	in % / BPs
Interest expenses on revolving credit facilities	(337)	(707)	(370)	109.6%
Interest expenses on leases	(632)	(2,704)	(2,072)	327.7%
Total Finance costs	(969)	(3,411)	(2,441)	251.9%

Other interest income	-	3,370	3,370	N/A
Total Finance income	-	3,370	3,370	N/A
Finance income (costs), net	(969)	(40)	929	(95.8)%
Percentage of Net sales	(0.4)%	0.0%		40	BPs
Percentage of GMV	(0.4)%	0.0%		40	BPs

	Nine Months Ended March 31,
			Change	Change
(in € thousands)	2025	2026	Absolute	in % / BPs
Interest expenses on revolving credit facilities	(2,157)	(1,973)	185	(8.6)%
Interest expenses on leases	(1,986)	(8,267)	(6,281)	316.3%
Total Finance costs	(4,143)	(10,240)	(6,097)	147.2%

Other interest income	-	6,739	6,739	N/A
Total Finance income	-	6,739	6,739	N/A
Finance income (costs), net	(4,143)	(3,501)	642	(15.5)%
Percentage of Net sales	(0.6)%	(0.2)%		40	BPs
Percentage of GMV	(0.6)%	(0.2)%		40	BPs

Total interest expense on revolving credit facilities was €0.7 million and €2.0 million during the three and nine months ended March 31, 2026, respectively, compared to €0.3 million and €2.2 million in the prior-year periods. The overall decrease during the nine months ended March 31, 2026 reflects lower average utilization of the revolving credit facilities.

As of March 31, 2026, LuxExperience Group had no borrowings outstanding under the €100.0 million syndicated revolving credit facility with UniCredit, J.P. Morgan SE (“J.P. Morgan”) and Commerzbank (together, the “Syndicated RCF”), while €23.3 million was utilized for guarantees issued under the facility.

Total interest expense on leases under IFRS 16 was €2.7 million and €8.3 million during the three and nine months ended March 31, 2026, respectively, compared to €0.6 million and €2.0 million in the prior-year periods. The increase primarily reflects additional lease liabilities recognized in connection with the YNAP Acquisition.

Other interest income was €3.4 million and €6.7 million during the three and nine months ended March 31, 2026, respectively, compared to nil in the prior-year periods, mainly due to interest earned on cash deposits and short-term investments entered into during the current period.

Income tax expense

	Three Months Ended March 31,
			Change	Change
(in € thousands)	2025	2026	Absolute	in % / BPs
Income tax (expense) benefit	898	(1,425)	(2,323)	(258.7)%
Percentage of Net sales	0.4%	(0.2)%		(60	) BPs
Percentage of GMV	0.3%	(0.2)%		(60	) BPs

	Nine Months Ended March 31,
			Change	Change
(in € thousands)	2025	2026	Absolute	in % / BPs
Income tax (expense) benefit	8,445	(4,352)	(12,797)	(151.5)%
Percentage of Net sales	1.3%	(0.2)%		(150	) BPs
Percentage of GMV	1.2%	(0.2)%		(140	) BPs

Income tax expense for the three months ended March 31, 2026 primarily reflects deferred tax effects recognized under IAS 12. Although the Group does not expect to generate a positive consolidated annual result for fiscal year 2026, certain tax-paying entities within the Group are expected to report taxable profits for the year. Accordingly, income taxes for these entities have been recognized despite the overall IFRS loss for the period.

Income tax (expense) benefit includes current income taxes calculated based on applicable local taxable income and statutory tax rates, as well as deferred tax movements arising from temporary differences. For further information, refer to Note 12.

Liquidity and Capital Resources

Our primary sources of liquidity are available cash and cash equivalents, cash generated from our operations, and our revolving credit facilities, which have a combined credit line of €200 million.

As of March 31, 2026, LuxExperience Group had no borrowings outstanding under its €100 million syndicated revolving credit facility with UniCredit, J.P. Morgan SE (“J.P. Morgan”) and Commerzbank (together, the “Syndicated RCF”), while €23.3 million was utilized for guarantees.

In May 2025, we increased the size of the Syndicated RCF from €75.0 million to €100.0 million and extended its maturity by twelve months to September 2027.

In addition, YNAP maintains a separate €100.0 million revolving credit facility with Richemont International Holding S.A, maturing in 2031 (the “YNAP RCF”). As of March 31, 2026, LuxExperience Group had no borrowings outstanding under the YNAP RCF.

As of March 31, 2026, our cash and cash equivalents were €311.1 million, and approximately 28.2% of our cash and cash equivalents were held in United Kingdom, of which approximately 27.5%, and 26.4% were denominated in Euro and British Pound, respectively. Approximately 25.2% of our cash and cash equivalents were held in the United States, mainly denominated in US Dollars. In addition to our cash, the Company held €125.0 million in investments, fully denominated in Euro.

Total liquidity, including cash and cash equivalents, non-current investments, and available credit facilities, amounted to approximately €612.8 million as of March 31, 2026. The Company had access to €200.0 million in revolving credit facilities, with no borrowings outstanding, while €23.3 million was utilized for guarantees issued under the Syndicated RCF.

The interest rate on the Syndicated RCF is based on the 3-month Euribor plus an applicable margin for any utilized portion of the facility when used as short-term borrowings. Additionally, we may draw money market loans under the Syndicated RCF agreement with typical maturities ranging from one to nine months, also bearing interest at the 3-month Euribor plus the applicable margin. Both the Syndicated RCF and YNAP RCF include financial covenants relating to working capital (as a borrowing base) and a maximum Group net debt leverage ratio. During the nine months ended March 31, 2026, we were in full compliance with all covenants under both the Syndicated RCF and YNAP RCF.

Our ability to make principal and interest payments on both the Syndicated RCF and YNAP RCF, in addition to funding planned capital expenditures, will depend on our ability to generate cash in the future. Our future ability to generate cash from operations is, to a certain extent, subject to general economic, financial, competitive, regulatory and other conditions. Based on our current level of operations we believe that our existing cash balances and expected cash flows generated from operations, as well as our financing arrangements under both the Syndicated RCF and YNAP RCF, are sufficient to meet our operating requirements for at least the next twelve months.

The table below shows summary of consolidated cash flow information for the nine months ended March 31, 2025 and 2026:

	Nine Months Ended
	March 31,
(in € thousands)	2025	2026
Consolidated Statement of Cash Flow Data:
Net cash (outflow) inflow from operating activities	(13,881)	(117,888)
Net cash (outflow) inflow from investing activities	(2,261)	(130,456)
Net cash (outflow) inflow from financing activities	15,208	(46,152)

Net cash (outflow) inflow from operating activities

During the nine months ended March 31, 2026, net cash outflow from operating activities was €117.9 million, compared to €13.9 million in the nine months ended March 31, 2025. Operating cash flow outflows were primarily driven by the net loss for the period, a decrease in trade and other payables and an increase in other assets, partly offset by decreases in inventory levels and trade receivables.

Net cash outflow from investing activities

Net cash outflow from investing activities was €130.5 million during the nine months ended March 31, 2026, compared to €2.3 million in the prior-year period. The increase was primarily driven by €125.0 million of excess cash invested into fixed income securities, in addition to capital expenditures, partly offset by receipts of investment income.

Net cash (outflow) inflow from financing activities

Net cash outflow from financing activities was €46.2 million during the nine months ended March 31, 2026, compared to a net cash inflow of €15.2 million in the prior-year period. The change primarily reflects repayments of borrowings, as well as an increase in lease payments attributable to the YNAP Acquisition during the current period.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

The fair value of our cash and cash equivalents that were held primarily in cash deposits would not be significantly affected by either an increase or decrease in interest rates due to the short-term nature of these instruments. We do not expect that interest rates will have a material impact on our results of operations.

Foreign Exchange Risk

We generate revenues in eight currencies, including the Euro, U.S. dollar and Pound Sterling. While most of our sales are dominated in Euros, we have a significant amount of sales denominated in U.S. dollars and Pounds Sterling. As a result, our revenue may be subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in U.S. dollars and Pounds Sterling. Our foreign exchange risk is less pronounced for Cost of sales, exclusive of depreciation and amortization and operating expenses.

To reduce our foreign currency exposure risk, we hedge our foreign currency exposure in five major currencies, including the U.S. dollar and Pound Sterling. Our hedging strategy does not eliminate our foreign currency risk entirely and our hedging contracts typically have a duration of less than one year.

Recent Accounting Pronouncements

For detailed discussion on recent accounting pronouncements, see our consolidated financial statements.

LEGAL PROCEEDINGS

From time to time, we are involved in legal proceedings and subject to claims that arise in the ordinary course of business. Although the results of legal proceedings and claims cannot be predicted with certainty, we believe we are not currently party to any legal proceedings which, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition. We also pursue litigation to protect our legal rights and additional litigation may be necessary in the future to enforce our intellectual property and our contractual rights, to protect our confidential information or to determine the validity and scope of the proprietary rights of others.

RISK FACTORS

The following risk factor(s) update and supplement the risk factors previously disclosed in our Annual Report on Form 20-F for the fiscal year ended June 30, 2025. This disclosure should be read in conjunction with the risk factors set forth in the Annual Report and our other filings with the Securities and Exchange Commission.

Regional Instability and Macroeconomic Impact from the Conflict in Iran

The ongoing military conflict in Iran and geopolitical instability across the broader Middle East may materially and adversely impact our business.

We are subject to risks associated with the recent escalation of hostilities involving Iran that began in late February 2026 and subsequent regional instability. These events have led to, and may continue to cause, significant disruptions to global trade routes, specifically within the Strait of Hormuz and the Red Sea, as well as attacks on regional and global energy infrastructures. Such disruptions have resulted in, and may further exacerbate, increased maritime insurance premiums, higher inbound freight costs, and shipping delays. Furthermore, the conflict has contributed to a sharp increase in global energy prices and heightened inflationary pressures, which may reduce the discretionary spending power of our consumers. In addition, the conflict has contributed to movements in foreign exchange rates, including movements in the U.S. dollar relative to certain of our major trade currencies, such as the Euro.

If the conflict continues to persist for an extended period or escalates into a broader regional war, it could lead to further devaluation of regional currencies, additional increases in energy costs leading to adverse changes in consumer behavior, cyberattacks targeting infrastructure, and a general decline in global economic stability, any of which could have a material adverse effect on our business, results of operations, and financial condition.